Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED AUGUST 10, 2023

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	an update to our prospectus summary;

●	an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on August 10, 2023;

●	updates to the “Our Portfolio” section;

●	updates to the “Management” section; and

●	inclusion of our condensed consolidated unaudited financial statements and the notes thereto as of and for the period ended June 30, 2023, as included in our Quarterly Report on Form 10-Q, filed on August 10, 2023.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?” and the third paragraph under the section “Business—The Manager and the Sub-Manager,” which appear on pages 4 and 86, respectively, of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that has made private capital investments in middle-market companies located primarily in the United States for 39 years. Since its inception in 1984 through June 30, 2023, LLCP has managed approximately $13.3 billion of capital and currently manages approximately $8.7 billion of assets. From 1994 through June 30, 2023, LLCP has sponsored and managed fifteen private funds in addition to our company. Established in Los Angeles in 1984 by Arthur Levine and Lauren Leichtman, LLCP has expanded geographically with additional offices in New York, Chicago, Charlotte and Miami in the U.S. and London, The Hague, Stockholm, and Frankfurt in Europe. LLCP has an experienced leadership team comprised of ten senior professionals (“LLCP Senior Executives”) who have worked at LLCP for an average of 18 years. LLCP currently has approximately 80 employees, including approximately 42 dedicated investment professionals.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report on Form 10-Q.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the unaudited condensed consolidated financial statements as of June 30, 2023 and December 31, 2022, and for the quarter and six months ended June 30, 2023 and 2022. Amounts as of December 31, 2022 included in the unaudited condensed consolidated statements of assets and liabilities have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements, notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2022 (our “Form 10-K”). Capitalized terms used in this section of this supplement have the same meaning as in the accompanying unaudited condensed financial statements unless otherwise defined herein.

Overview

CNL Strategic Capital, LLC is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We are externally managed by the Manager, CNL Strategic Capital Management, LLC, an entity that is registered as an investment adviser under the Advisers Act. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under the Management Agreement pursuant to which the Manager is responsible for the overall management of our activities and sub-managed by the Sub-Manager, Levine Leichtman Strategic Capital, LLC, a registered investment adviser, under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

Since we commenced operations on February 7, 2018, we have acquired equity and debt investments in 12 middle market U.S. businesses. Our businesses generally have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who have a meaningful ownership stake in their respective company. As of June 30, 2023, we had nine investments structured as controlling equity interests in combination with debt positions and three investments structured as minority equity interests in combination with debt positions. All of our debt investments were current as of June 30, 2023.

We were formed as a Delaware limited liability company on August 9, 2016 and we operate and intend to continue to operate our business in a manner that will permit us to avoid registration under the Investment Company Act. We are not a “blank check” company within the meaning of Rule 419 of the Securities Act. We commenced operations on February 7, 2018.

Our Common Shares Offerings

Public Offerings

On March 7, 2018, we commenced the Initial Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Initial Registration Statement. On November 1, 2021, we commenced the Follow-On Public Offering of up to $1.1 billion of shares, which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, of our shares, upon which the Initial Registration Statement was deemed terminated.

Through June 30, 2023, we had received net proceeds from the Public Offerings of approximately $608.1 million, including approximately $21.0 million received through our distribution reinvestment plan. As of June 30, 2023, the public offering price was $35.75 per Class A share, $34.31 per Class T share, $32.34 per Class D share and $33.16 per Class I share. See Note 7. “Capital Transactions” and Note 13. “Subsequent Events”  included in this supplement for additional information regarding the Initial Public Offering.

Through June 30, 2023, we had incurred selling commissions and dealer manager fees of approximately $9.8 million from the sale of Class A shares and Class T shares in the Public Offerings. The Class D shares and Class I shares sold through June 30, 2023 were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for offering costs of approximately $9.0 million based on actual amounts raised through the Public Offerings through June 30, 2023. These offering costs related to the Public Offerings were advanced by the Manager and Sub-Manager, as described further in Note 5. “Related Party Transactions” of the “Financial Statements” included in this supplement.

We are currently offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, “Non-founder shares”) through the Follow-On Public Offering. There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding shares sold pursuant to our distribution reinvestment plan).

In July 2023, our board of directors approved new per share public offering prices for each share class in the Follow-On Public Offering. The new public offering prices are effective as of July 31, 2023. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective July 31, 2023:
Public Offering Price, Per Share	$35.87	$34.50	$32.52	$33.27
Selling Commissions, Per Share	2.15	1.04	—	—
Dealer Manager Fees, Per Share	0.90	0.60	—	—

Since we commenced operations on February 7, 2018, we have raised total net offering proceeds (including amounts raised from our private offerings and Public Offerings) of approximately $783.5 million, including approximately $21.0 million received through our distribution reinvestment plan as of June 30, 2023.

Portfolio and Investment Activity

As of June 30, 2023, we had invested in 12 portfolio companies, consisting of equity investments and debt investments in each portfolio company. The table below presents our portfolio company investments (in millions):

		As of June 30, 2023
		Equity Investments		Debt Investments(1)
Portfolio Company	Initial Investment Date	Ownership %	Cost Basis	Senior Secured Debt	Interest Rate	Maturity Date	Cost Basis	Total Cost Basis(2)
Lawn Doctor	2/7/2018	61%	$27.6	Second Lien	16.0%	7/7/2026	$15.0	$42.6
Lawn Doctor	6/30/2023	—	—	First Lien	(3)	2/7/2025	29.5	29.5
Polyform	2/7/2018	87	15.6	First Lien	16.0	2/7/2026	15.7	31.3
Roundtables	8/1/2019	81	32.4	Second Lien	16.0	8/1/2025	12.1	44.5
Roundtables	11/13/2019	—	—	First Lien	8.0	8/1/2024	2.0	2.0
Milton	11/21/2019	13	6.6	Second Lien	15.0	12/19/2027	3.4	10.0
Resolution Economics	1/2/2020	8	7.1	Second Lien	15.0	1/2/2026	2.8	9.9
Blue Ridge	3/24/2020	16	12.9	Second Lien	15.0	12/28/2028	2.6	15.5
HSH	7/16/2020	75	17.3	First Lien	15.0	7/16/2027	24.4	41.7
ATA	4/1/2021	75	37.1	First Lien	15.0	4/1/2027	37.0	74.1
Douglas	10/7/2021	90	35.5	Second Lien	16.0	10/7/2028	15.0	50.5
Clarion	12/9/2021	98	50.8	First Lien	15.0	12/9/2028	22.5	73.3
Vektek	5/6/2022	84	56.9	Second Lien	15.0	11/6/2029	24.4	81.3
Vektek	6/30/2023	—	—	First Lien	(3)	5/6/2029	25.0	25.0
TacMed	3/24/2023	95	77.0	First Lien	16.0	3/24/2030	29.0	106.0
			$376.8				$260.4	$637.2
FOOTNOTES:

(1)	The note purchase agreements contain customary covenants and events of default. As of June 30, 2023, all of our portfolio companies were in compliance with their respective debt covenants.

(2)	See the Schedule of Investments and Note 3. “Investments” of included in this supplement for additional information related to our investments, including fair values as of June 30, 2023.

(3)	On June 30, 2023, the Company made additional senior debt investments in Lawn Doctor of approximately $29.5 million and Vektek of approximately $25.0 million. The interest rate on the senior investments accrue interest at a per annum rate of SOFR + 4.60% and SOFR + 4.35%, respectively. SOFR at June 30, 2023 was 5.07%.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders. See our Form 10-K for the year ended December 31, 2022 for additional information regarding our portfolio companies and their related business activities.

We also held investments in U.S. Treasury Bills with a fair value of approximately $50.2 million as of June 30, 2023.

Our Portfolio Companies

The below information regarding our portfolio companies contains financial measures utilized by management to evaluate the operating performance and liquidity of our portfolio companies that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Each of these measures, Adjusted EBITDA and Adjusted Free Cash Flow (“FCF”), should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or other financial measures determined in accordance with GAAP. We use these non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our portfolio companies. We present these non-GAAP measures quarterly for our portfolio companies in which we own a controlling equity interest and annually for all of our portfolio companies.

You are encouraged to evaluate the adjustments to Adjusted EBITDA and Adjusted FCF, including the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted FCF, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. The presentations of Adjusted EBITDA and Adjusted FCF should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA and Adjusted FCF may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP measures in the same manner. Because of these limitations and additional limitations described below, Adjusted EBITDA and Adjusted FCF should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA and Adjusted FCF only as supplemental measures.

Additionally, we provide our proportionate share of each non-GAAP measure because our ownership percentage of each portfolio company varies. We urge investors to consider our ownership percentage of each portfolio company when evaluating the results of each of our portfolio companies.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. Our proportionate share of Adjusted EBITDA is calculated based on our equity ownership percentage at period end.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the ongoing operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Adjusted Free Cash Flow

We monitor Adjusted FCF to measure the liquidity of our portfolio companies. We present Adjusted FCF as a supplemental measure of the performance of our portfolio companies since such measure reflects the cash generated by the operating activities of our portfolio companies and to the extent such cash is not distributed to us, it generally represents cash used by the portfolio companies for the repayment of debt, investing in expansions or acquisitions, reserve requirements or other corporate uses by such portfolio companies, and such uses reduce our potential need to make capital contributions to the portfolio companies for our proportionate share of cash needed for such items. We use Adjusted FCF as a key factor in our planning for, and consideration of, acquisitions, the payment of distributions and share repurchases.

We define Adjusted FCF as cash from operating activities less capital expenditures, net of proceeds from the sale of property and equipment, of our portfolio companies, as further adjusted for certain non-recurring items. These further adjustments are itemized below. Our proportionate share of Adjusted FCF is calculated based on our equity ownership percentage at period end. Adjusted FCF does not represent cash available to our Company except to the extent it is distributed to us, and to the extent actually distributed to us, we may not have control in determining the timing and amount of distributions from our portfolio companies, and therefore, we may not receive such cash.

Adjusted FCF has limitations as an analytical tool. Some of these limitations are: (i) Adjusted FCF does not account for future contractual commitments; (ii) Adjusted FCF excludes required debt service payments; (iii) Adjusted FCF does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (iv) other companies in similar industries as our portfolio companies may calculate Adjusted FCF differently, limiting its usefulness as a comparative measure. This non-GAAP measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes or as an alternative to operating cash flows presented in accordance with GAAP.

Our aggregate proportionate share of Adjusted FCF from our controlled equity investments was approximately $10.3 million and $4.7 million for the six months ended June 30, 2023 and 2022, respectively. As discussed above, cash not distributed to us is used by our portfolio companies for various reasons, including, but not limited to, repayment of debt, investing in acquisitions and general cash reserves.

Lawn Doctor

As of June 30, 2023 and December 31, 2022, Lawn Doctor, Inc. (“Lawn Doctor”) had total assets of approximately $98.9 million and $104.3 million, respectively. In October 2022, Lawn Doctor acquired a controlling equity interest in Elite Window Cleaning Inc., a Canadian-based franchisor offering window cleaning, gutter cleaning and power washing services to residential and commercial customers.

The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by operating activities, respectively, of Lawn Doctor for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$13,066	$11,882	$22,194	$21,546

Net income (GAAP)	$845	$1,120	$1,102	$1,752
Interest and debt related expenses	1,616	1,186	3,057	2,346
Depreciation and amortization	650	621	1,296	1,236
Income tax expense	378	352	478	555
Adjusted EBITDA (non-GAAP)	$3,489	$3,279	$5,933	$5,889

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,112	$1,985	$3,592	$3,565

	Six Months Ended June 30,
	2023	2022
Cash provided by operating activities (GAAP)	$476	$2,529
Capital expenditures(2)	(194)	(153)
Adjusted FCF (non-GAAP)	$282	$2,376

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$171	$1,438

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023 and 2022, we owned approximately 61% of Lawn Doctor.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

Polyform

As of June 30, 2023 and December 31, 2022, Polyform Products, Co. (“Polyform”) had total assets of approximately $35.4 million and $36.8 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net (loss) income and cash used in operating activities, respectively, of Polyform for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$4,016	$7,642	$8,119	$13,465

Net (loss) income (GAAP)	$(204)	$1,027	$(397)	$1,335
Interest and debt related expenses	719	728	1,435	1,448
Depreciation and amortization	465	457	930	912
Income tax (benefit) expense	(81)	410	(158)	534
Adjusted EBITDA (non-GAAP)	$899	$2,622	$1,810	$4,229

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$783	$2,285	$1,577	$3,685

	Six Months Ended June 30,
	2023	2022
Cash provided by operating activities (GAAP)	$474	$334
Capital expenditures(2)	(101)	(152)
Adjusted FCF (non-GAAP)	$373	$182

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$325	$159

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023 and 2022, we owned approximately 87% of Polyform.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

Roundtables

As of June 30, 2023 and December 31, 2022, Auriemma U.S. Roundtables (“Roundtables”) had total assets of approximately $67.7 million and $62.3 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash provided by operating activities, respectively, of Roundtables for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$4,120	$3,895	$8,199	$7,438

Net income (GAAP)	$420	$501	$479	$363
Interest and debt related expenses	647	649	1,291	1,289
Depreciation and amortization	510	508	1,022	1,015
Income tax expense (benefit)	139	35	146	(8)
Adjusted EBITDA (non-GAAP)	$1,716	$1,693	$2,938	$2,659

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$1,386	$1,367	$2,373	$2,147

	Six Months Ended June 30,
	2023	2022
Cash provided by operating activities (GAAP)	$6,817	$5,527
Capital expenditures(2)	(26)	(36)
Adjusted FCF (non-GAAP)	$6,791	$5,491

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$5,484	$4,435

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023 and 2022, we owned approximately 81% of Roundtables.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

HSH

As of June 30, 2023 and December 31, 2022, Healthcare Safety Holdings, LLC (“HSH”) had total assets of approximately $46.2 million and $48.2 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by (used in) operating activities, respectively, of HSH for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$8,976	$8,260	$17,693	$17,866

Net income (GAAP)	$872	$73	$1,532	$727
Interest and debt related expenses	914	946	1,831	1,879
Depreciation and amortization	754	929	1,505	1,857
Income tax expense	340	128	597	313
Adjusted EBITDA (non-GAAP)	$2,880	$2,076	$5,465	$4,776

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(2)	$2,146	$1,547	$4,072	$3,559

	Six Months Ended June 30,
	2023	2022
Cash provided by (used in) operating activities (GAAP)	$3,238	$(1,115)
Capital expenditures(2)	(56)	(132)
Adjusted FCF (non-GAAP)	$3,182	$(1,247)

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$2,371	$(929)

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023 and 2022, we owned approximately 75% of HSH.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

ATA

As of June 30, 2023 and December 31, 2022, ATA Holding Company, LLC (“ATA”) had total assets of approximately $90.8 million and $95.6 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash used in operating activities, respectively, of ATA for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$13,578	$17,214	$22,950	$31,372

Net income (loss) (GAAP)	$253	$1,607	$(2,678)	$191
Interest and debt related expenses	1,504	1,517	3,004	3,017
Depreciation and amortization	1,095	1,090	2,191	2,179
Adjusted EBITDA (non-GAAP)	$2,852	$4,214	$2,517	$5,387

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,139	$3,160	$1,888	$4,040

	Six Months Ended June 30,
	2023	2022
Cash used in operating activities (GAAP)	$(2,013)	$(872)
Capital expenditures(2)	(7)	(83)
Adjusted FCF (non-GAAP)	$(2,020)	$(955)

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$(1,515)	$(716)

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023 and 2022, we owned approximately 75% of ATA.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

Douglas Machines Corp.

As of June 30, 2023 and December 31, 2022, Douglas Machine Corp. (“Douglas”) had total assets of approximately $58.9 million and $59.3 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by (used in) operating activities, respectively, of Douglas for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$9,576	$8,047	$18,007	$13,446

Net income (GAAP)	$777	$879	$1,226	$558
Interest and debt related expenses	627	628	1,248	1,228
Depreciation and amortization	252	145	677	279
Income tax expense	37	285	175	181
Adjusted EBITDA (non-GAAP)	$1,693	$1,937	$3,326	$2,246

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$1,528	$1,747	$3,001	$2,026

	Six Months Ended June 30,
	2023	2022
Cash provided by (used in) operating activities (GAAP)	$1,591	$(528)
Capital expenditures(2)	(136)	(349)
Adjusted FCF (non-GAAP)	$1,455	$(877)

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$1,313	$(791)

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023, we owned approximately 90% of Douglas.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

Clarion Safety Systems, LLC

As of June 30, 2023 and December 31, 2022, Clarion Safety Systems, LLC (“Clarion”) had total assets of approximately $72.4 million and $73.1 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash provided by operating activities, respectively, of Clarion for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$3,261	$2,814	$6,588	$6,433

Net income (loss) (GAAP)	$148	$(281)	$235	$277
Interest and debt related expenses	850	854	1,693	1,697
Depreciation and amortization	247	243	494	487
Income tax expense (benefit)	58	(115)	92	113
Adjusted EBITDA (non-GAAP)	$1,303	$701	$2,514	$2,574

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(2)	$1,277	$667	$2,463	$2,523

	Six Months Ended June 30,
	2023	2022
Cash provided by operating activities (GAAP)	$1,256	$539
Capital expenditures(2)	(12)	(4)
Adjusted FCF (non-GAAP)	$1,244	$535

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$1,219	$524

FOOTNOTES:

(1)	Capital expenditures relate to the purchase of property, plant and equipment.

(2)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023, we owned approximately 98% of Clarion.

Vektek Holdings, LLC

As of June 30, 2023 and December 31, 2022, Vektek Holdings, LLC (“Vektek”) had total assets of approximately $115.9 million and $116.7 million, respectively. We acquired our investment in Vektek in May 2022. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net (loss) income and cash provided by operating activities, respectively, of Vektek for the quarter and six months ended June 30, 2023 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$9,365	$5,415	$19,786	$5,415

Net (loss) income (GAAP)	$(28)	$(1,145)	$724	$(1,145)
Interest and debt related expenses	2,190	818	3,713	818
Depreciation and amortization	902	185	1,804	185
Income tax expense	1	8	14	8
Transaction related expenses	—	1,884	—	1,884
Adjusted EBITDA (non-GAAP)	$3,065	$1,750	$6,255	$1,750

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,565	$1,465	$5,236	$1,465

	Six Months Ended June 30,
	2023	2022
Cash provided by operating activities (GAAP)	$3,105	$745
Capital expenditures(2)	(642)	(73)
Adjusted FCF (non-GAAP)	$2,463	$672

Our Proportionate Share of Adjusted FCF (non-GAAP)(1)	$2,062	$563

FOOTNOTES:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023, we owned approximately 84% of Vektek.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

Tacmed Holdings, LLC

As of June 30, 2023, Tacmed Holdings, LLC (“TacMed”) had total assets of approximately $113.9 million.

The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net loss and cash used in operating activities, respectively, of TacMed for the period from March 24, 2023 (the date we acquired our investments in TacMed) to June 30, 2023 (in thousands):

	Quarter Ended June 30, 2023	For the Period Ended March 24, 2023 through June 30, 2023
Revenues	$8,570	$9,356

Net loss (GAAP)	$(3,792)	$(5,880)
Interest and debt related expenses	1,161	1,267
Depreciation and amortization	1,269	1,366
Income tax benefit	(1,194)	(1,174)
Transaction related expenses(1)	107	1,942
Purchase accounting impact on cost of goods sold(2)	3,250	3,250
Adjusted EBITDA (non-GAAP)	$801	$771

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(3)	$765	$736

For the Period Ended March 24, 2023 through June 30, 2023
Cash used in operating activities (GAAP)	$(952)
Capital expenditures(4)	(245)
Adjusted FCF (non-GAAP)	$(1,197)

Our Proportionate Share of Adjusted FCF (non-GAAP)(3)	$(1,143)

FOOTNOTES:

(1)	Transaction related expenses are non-recurring.

(2)	Purchase accounting requires inventory to be recorded at fair value as of the purchase date. As inventory is sold, cost of goods sold is higher than the cost to manufacture inventory due to the step up in fair value. Increased cost of goods sold due to purchase accounting is non-recurring.

(3)	Amounts based on our ownership percentage as of the end of the periods presented. As of June 30, 2023, we owned approximately 95% of TacMed.

(4)	Capital expenditures relate to the purchase of property, plant and equipment.

Other Portfolio Companies

As of June 30, 2023, we held minority equity and debt positions in three portfolio companies. These portfolio companies completed the following add-on acquisitions during the six months ended June 30, 2023:

●	In February 2023, Blue Ridge ESOP Associates (“Blue Ridge”) acquired a majority investment in Workplace Development Inc., which provides innovative ESOP communication, training and ownership culture services that complement the services Blue Ridge offers its customers.

●	In March 2023, Milton Industries, Inc. (“Milton”) acquired Steck Manufacturing, which expands Milton’s product suite and end-market reach to offer specialty tools to the automotive, body shop, towing and public safety end markets.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our operating and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

●	first, to meet our management fees and corporate overhead expenses; and

●	second, to fund business operations and to make distributions to our shareholders.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the recent public health crises, including the COVID-19 pandemic, natural disasters and geopolitical events, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Furthermore, economic growth remains affected by inflationary pressure and supply chain related disruptions and could be slowed or halted by significant external events. Some of our portfolio companies have experienced supply chain related disruptions from time to time. In some instances, strategic decisions to hold more inventory have been made as a result of ongoing supply chain related disruptions. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Additionally, to the extent we have available cash we may make investments in short-term U.S. Treasury Bills. Our primary sources of cash will generally consist of:

●	the net proceeds from the Public Offerings;

●	distributions and interest earned from our assets; and

●	proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current economic environment, impacted by rising interest rates, record inflationary pressures due to global supply chain issues, a rise in energy prices, and the impact of the recent public health crises, natural disasters and geopolitical events on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of approximately $25.2 million and $36.8 million, respectively.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $102.9 million and $81.9 million in net proceeds during the six months ended June 30, 2023 and 2022, respectively, from the Public Offerings, which excludes approximately $5.6 million and $3.3 million raised through our distribution reinvestment plan, respectively. As of June 30, 2023, we had approximately 823 million authorized common shares remaining for sale.

Investments. We received a return of capital from portfolio company investments of approximately $0.2 million during each of the six months ended June 30, 2023 and 2022, respectively. Additionally, we received proceeds from sales and redemptions of U.S. Treasury Bills of approximately $590.8 million, of which approximately $533.0 million was reinvested in new U.S. Treasury Bills, during the six months ended June 30, 2023. We did not invest in U.S. Treasury Bills during the six months ended June 30, 2022.

Borrowings. We did not borrow any amounts during the six months ended June 30, 2023 or 2022. See Note 8. “Borrowings”  included in this supplement for additional information regarding our $50.0 million line of credit.

Uses of Liquidity and Capital Resources

Investments. We used approximately $160.5 million and $86.5 million of cash to purchase portfolio company investments during the six months ended June 30, 2023 and 2022, respectively.

Operating Activities. We used operating cash flows (excluding amounts related to investment activity) of approximately $1.2 million and $5.4 million during the six months ended June 30, 2023 and 2022, respectively. The decrease in the use of operating cash flows (excluding amounts related to investment activity) for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, is primarily attributable to (i) an increase in annual payments to the Manager and Sub-Manager related to total return incentive fees and reimbursement of Expense Support which are paid annually in arrears and (ii) an increase in base management fees driven by an increase in assets, which was partially offset by (iii) an increase in investment income.

Distributions. We paid distributions to our shareholders of approximately $8.2 million and $6.6 million (which excludes distributions reinvested of approximately $5.6 million and $3.3 million, respectively) during the six months ended June 30, 2023 and 2022, respectively. See “Distributions Declared” below for additional information.

Share Repurchases. We paid approximately $4.9 million and $5.7 million during the six months ended June 30, 2023 and 2022, respectively, to repurchase shares in accordance with our Share Repurchase Program.

Deferred Financing Costs. We paid approximately $0.1 million in deferred financing costs during the six months ended June 30, 2023 and 2022.

Reimbursement of Expense Support. During the six months ended June 30, 2023 and 2022, we reimbursed the Manager and Sub-Manager approximately $2.4 million and $1.8 million, respectively, for Expense Support received in previous years. The Manager and Sub-Manager have provided approximately $0.7 million of Expense Support that has not been reimbursed and that may become subject to reimbursement in the future, of which we had accrued reimbursement of approximately $0.6 million as of June 30, 2023. Expense Support is received or Expense Support reimbursement is paid annually. As of June 30, 2023, management believes that reimbursement payments by the Company to the Manager and Sub-Manager for the remaining unreimbursed Expense Support are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. See Note 5. “Related Party Transactions”  included in this supplement for additional information.

Distributions Declared

The Company’s board of directors declared distributions on a monthly basis during the six months ended June 30, 2023 and 2022 (six record dates). The Company’s distributions declared prior to December 2022 were paid on a monthly basis one month in arrears. The Company’s distributions declared beginning in December 2022 are paid in the same month as the declared record date. The following table reflects the total distributions declared during the six months ended June 30, 2023 and 2022 (in thousands except per share data):

	Six Months Ended June 30,
	2023			2022
Distribution Period	Distributions Declared(1)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)	Distributions Declared(1)(2)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)
First Quarter	$6,601	$2,590	$4,011	$4,928	$1,630	$3,298
Second Quarter	7,195	2,976	4,219	5,259	1,819	3,440
	$13,796	$5,566	$8,230	$10,187	$3,449	$6,738

FOOTNOTES:

(1)	Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2023 – June 30, 2023	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2022 – June 30, 2022	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2)	Amounts based on distribution record date.

Cash distributions declared net of distributions reinvested were funded from the following sources noted below (in thousands):

	Six Months Ended June 30,
	2023		2022
	Amount	Percentage(1)	Amount	Percentage(1)
Net investment income before Expense Support (reimbursement)	$12,156	147.7%	$9,783	145.2%
Expense Support (reimbursement)	(644)	(7.8)	(2,352)	(34.9)
Net investment income	$11,512	139.9%	$7,431	110.3%
Cash distributions declared, net of distributions reinvested(2)	$8,230	100.0%	$6,738	100.0%

FOOTNOTES:

(1)	Represents percentage of cash distributions declared, net of distribution reinvested for the period presented.

(2)	Excludes $5,566 and $3,449 of distributions reinvested pursuant to our distribution reinvestment plan during the six months ended June 30, 2023 and 2022, respectively.

Distribution amounts and sources of distributions declared vary among share classes. We calculate each shareholder’s specific distribution amount for the period using record and declaration dates. Distributions are declared on all classes of our shares at the same time. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. Distributions on the Non-founder shares may be lower than distributions on Founder shares because we are required to pay higher management and total return incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. Additionally, distributions on Class T and Class D shares are lower than distributions on Class FA, Class A, Class I and Class S shares because we are required to pay ongoing distribution and shareholder servicing fees with respect to Class T and Class D shares. There is no assurance that we will pay distributions in any particular amount, if at all.

See Note 6. “Distributions”  included in this supplement for additional disclosures regarding distributions.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as amended, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. At the sole discretion of our board of directors, we may use sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places.

Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the six months ended June 30, 2023 and 2022, we received requests for the repurchase of approximately $8.8 million and $16.1 million, respectively, of our common shares. Our board of directors approved the repurchase requests received.

The following tables summarizes the shares repurchased during the six months ended June 30, 2023 and 2022 (in thousands except per share data):

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA shares	24	$861	$35.30
Class A shares	47	1,541	32.71
Class T shares	12	379	32.68
Class D shares	11	340	32.35
Class I shares	169	5,609	33.16

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class S shares	2	84	35.86
Six Months Ended June 30, 2023	265	$8,814	$33.25

Class FA shares	282	$9,366	$33.21
Class A shares	19	592	31.28
Class T shares	5	157	30.90
Class D shares	14	423	30.94
Class I shares	172	5,486	31.77
Class S shares	1	28	33.74
Six Months Ended June 30, 2022	493	$16,052	$32.55

Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto.

Through June 30, 2023, we had acquired equity and debt investments in 12 portfolio companies. As of June 30, 2023 and 2022, the fair value of our portfolio company investments totaled approximately $763.9 million and $559.5 million, respectively. Additionally, as of June 30, 2023, we had invested in U.S. Treasury Bills with a fair value of $50.2 million. We did not have any investments in U.S. Treasury Bills as of June 30, 2022. See “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our investments, and for information regarding our portfolio companies.

The following table summarizes our operating results for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total investment income	$14,506	$10,108	$27,824	$21,850
Total operating expenses	(7,121)	(5,667)	(15,668)	(11,951)
Expense support (reimbursement), net	(757)	(722)	(644)	(2,352)
Net investment income before taxes	6,628	3,719	11,512	7,547
Income tax expense	(27)	(334)	—	(116)
Net investment income	6,601	3,385	11,512	7,431
Total net realized gain on investments	—	—	4	—
Total net change in unrealized appreciation on investments	(482)	5,628	12,606	16,701
Net increase in net assets resulting from operations	$6,119	$9,013	$24,122	$24,132

Investment Income

Investment income consisted of the following for the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
From portfolio company investments:
Interest income	$7,993	$6,463	$14,841	$12,293
Dividend income	5,370	3,638	10,607	9,543
From U.S. treasury bills and cash accounts:
Interest and dividend income	1,143	7	2,376	14
Total investment income	$14,506	$10,108	$27,824	$21,850

Interest income from portfolio company investments is generated from our senior secured note investments, all of which had fixed rate interest as of June 30, 2023 and 2022. As of June 30, 2023 and 2022, our weighted average annual yield on our accruing debt investments was 12.1% and 15.2%, respectively, based on amortized cost as defined above in “Portfolio and Investment Activity.” Interest income from our debt investments was approximately $8.0 million and $6.5 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $14.8 million and $12.3 million during the six months ended June 30, 2023 and 2022, respectively. The increase in interest income from portfolio company investments during the quarter and six months ended June 30, 2023, as compared to the quarter and six months ended June 30, 2022, is primarily attributable to additional debt investments made during the twelve months ended June 30, 2023 of approximately $53.4 million.

Dividend income from portfolio company investments is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Dividend income was approximately $5.4 million and $3.6 million for the quarters ended June 30, 2023 and 2022, respectively, and approximately $10.6 million and $9.5 million during the six months ended June 30, 2023 and 2022, respectively. During each of the six months ended June 30, 2023 and 2022, we received dividend income from eight of our portfolio companies.

Our total investment income for the six months ended June 30, 2023, resulted in annualized cash yields ranging from 2.6% to 19.4% based on our investment cost, as compared to 3.2% to 20.4% for the six months ended June 30, 2022.

We began investing in U.S. Treasury Bills in the third quarter of 2022 to earn a higher rate of interest on our available cash. During the six months ended June 30, 2023, our effective yield on U.S. Treasury Bills ranged from 3.4% to 4.8%.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of assets that we expect to acquire from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Public Offerings.

Operating Expenses

Our operating expenses for the quarter and six months ended June 30, 2023 and 2022 were as follows (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total return incentive fees	$1,332	$1,741	$4,967	$4,633
Base management fees	3,174	2,129	5,837	3,992
Offering expenses	1,047	716	1,951	1,246
Professional services	511	455	1,011	878
Pursuit costs	361	179	546	339
Distribution and shareholder servicing fees	294	180	563	339
Custodian and accounting fees	140	85	278	206
Insurance expense	52	57	106	116
Director fees and expenses	50	51	101	102
General and administrative expenses	160	74	308	100
Total operating expenses	7,121	5,667	15,668	11,951
Expense support	355	—	—	—
Reimbursement of expense support	402	722	644	2,352
Net expenses	$7,878	$6,389	$16,312	$14,303

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include total return incentive fees, base management fees, offering expenses, professional services, distribution and shareholder servicing fees, custodian and accounting fees, general and administrative expenses, and pursuit costs. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees, total return incentive fees, accounting fees and general and administrative expenses), the number of shareholders and open accounts (professional services, distribution and shareholder servicing fees and custodian and accounting fees), and/or the complexity of our investment processes and capital structure (professional services).

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and perform a final reconciliation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We recorded total return incentive fees of approximately $1.3 million and $1.7 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $5.0 million and $4.6 million during the six months ended June 30, 2023 and 2022, respectively. The increase in total return incentive fees during the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, is primarily due to an increase in net investment income and an increase in the net change in unrealized appreciation on investments.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $3.2 million and $2.1 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $5.8 million and $4.0 million during the six months ended June 30, 2023 and 2022, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets (excluding cash and U.S. Treasury Bills) which were approximately $666.2 million and $487.5 million during the six months ended June 30, 2023 and 2022, respectively.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on our condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to our condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

We expensed offering expenses of approximately $1.0 million and $0.7 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $2.0 million and $1.2 million during the six months ended June 30, 2023 and 2022, respectively. The increase is due to an increase in offering proceeds during the quarter and six months ended June 30, 2023.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred to identify, evaluate and negotiate acquisitions that ultimately were not consummated. We incurred pursuit costs of approximately $0.4 million and $0.2 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $0.5 million and $0.3 million during each of the six months ended June 30, 2023 and 2022, respectively.

Distribution and Shareholder Servicing Fee

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of approximately $0.3 million and $0.2 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $0.6 million and $0.3 million during the six months ended June 30, 2023 and 2022, respectively. The increase in distribution and shareholder servicing fees during the quarter and six months ended June 30, 2023, is attributable to an increase in Class T and Class D shares outstanding.

Other Operating Expenses

Other operating expenses (consisting of professional services, insurance expense, custodian and accounting fees, director fees and expenses, and general and administrative expenses) were approximately $0.9 million and $0.7 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $1.8 million and $1.4 million during the six months ended June 30, 2023 and 2022, respectively. The increase in other operating expenses during the quarter and six months ended June 30, 2023 is primarily attributable to an increase in accounting, legal, tax and valuation professional services resulting from an increase in the number of shareholders and investments, as compared to the quarter and six months ended June 30, 2022.

Expense Support (Reimbursement)

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds (the “Expense Support”). The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, we have received cumulative Expense Support of approximately $5.1 million. During the six months ended June 30, 2022, we recorded reimbursement of Expense Support of approximately $0.7 million. We reimbursed approximately $2.4 million and $1.8 million of Expense Support to the Manager and Sub-Manager for the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023, the remaining amount of Expense Support to be collected from the Manager and Sub-Manager subject to reimbursement was approximately $0.7 million. We recorded reimbursement of Expense Support in the condensed consolidated statements of operations of approximately $0.4 million and $0.6 million during the quarter and six months ended June 30, 2023, respectively. The actual amount of Expense Support or Expense Support Reimbursement is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described above. See Note 5. “Related Party Transactions” included in this supplement for additional information.

Other Expenses and Changes in Net Assets

Income Tax Expense

We incur income tax expense to the extent we have or expect to have taxable income or loss for the current period related to our Taxable Subsidiaries. We recorded current income tax benefit of approximately $27 thousand and $0.3 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $0 and $0.1 million during the six months ended June 30, 2023 and 2022, respectively.

Net Change in Unrealized Appreciation on Portfolio Company Investments

Unrealized appreciation on portfolio company investments is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded comparable companies as determined by our independent valuation firm.

During the quarter and six months ended June 30, 2023, we recognized a net change in unrealized appreciation on our portfolio company investments of approximately $0.1 million and $14.8 million, respectively. The net change in unrealized appreciation on portfolio company investments included gross unrealized appreciation on seven portfolio companies of approximately $31.8 million, offset partially by gross unrealized depreciation on four portfolio companies of approximately $17.1 million during the six months ended June 30, 2023. Due to the recency of the investment (acquired in March 2023), one portfolio company investment has remained flat. Gross unrealized appreciation was primarily due to EBITDA growth and accretive add-on acquisitions. Gross unrealized depreciation was primarily driven by EBITDA declines.

During the quarter and six months ended June 30, 2022, we recognized a net change in unrealized appreciation on portfolio company investments of approximately $5.5 million and $17.3 million, respectively. The net change in unrealized appreciation on portfolio company investments included gross unrealized appreciation on seven portfolio companies of approximately $20.6 million, offset partially by gross unrealized depreciation on three portfolio companies of approximately $3.3 million during the six months ended June 30, 2022. Gross unrealized appreciation was primarily due to EBITDA growth and accretive add-on acquisitions. Gross unrealized depreciation was primarily driven by EBITDA declines.

Additionally, we recorded deferred income tax benefit (expense) of approximately $(0.6) million and $0.1 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $(2.2) million and $(0.6) million during the six months ended June 30, 2023 and 2022, respectively, primarily related to changes in net unrealized appreciation (depreciation) on portfolio company investments held by our Taxable Subsidiaries.

Net Assets

During the quarter and six months ended June 30, 2023 and 2022, the net increase in net assets consisted of the following (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operations	$6,119	$9,013	$24,122	$24,132
Distributions to shareholders	(7,195)	(5,259)	(13,796)	(10,187)
Capital transactions	65,620	37,980	125,079	69,190
Net increase in net assets	$64,544	$41,734	$135,405	$83,135

Operations decreased by approximately $2.9 million during the quarter ended June 30, 2023, as compared to the quarter ended June 30, 2022. The decrease in operations for the quarter ended June 30, 2023, as compared to the quarter ended June 30, 2022, is primarily due to an increase in net investment income of approximately $3.2 million and a decrease in the net change in unrealized appreciation on investments of approximately $6.1 million. Operations remained consistent for six months ended June 30, 2023 and 2022.

Distributions increased approximately $1.9 million and $3.6 million during the quarter and six months ended June 30, 2023, as compared to the quarter and six months ended June 30, 2022, primarily as a result of an increase in shares outstanding.

Capital transactions increased by approximately $27.6 million and $55.9 million during the quarter and six months ended June 30, 2023, as compared to the quarter and six months ended June 30, 2022. The increase in capital transactions for the quarter and six months ended June 30, 2023, as compared to the quarter and six months ended June 30, 2022, is primarily due to an increase in net proceeds received through the Follow-On Public Offering (including proceeds received through our distribution reinvestment plan) of approximately $23.2 million and $48.7 million and a decrease in share repurchases of approximately $4.5 million and $7.2 million, respectively.

Total Returns

The following table illustrates year-to-date (“YTD”), trailing 12 months (“One Year”), trailing 36 months (“Three Year”), Average Annual Return (“AAR”), trailing 60 months (“Five Year”), Average Annual Return (“AAR”) and cumulative total returns with and without upfront selling commissions and dealer manager fees (“sales load”), as applicable. All total returns with sales load assume full upfront selling commissions and dealer manager fees. Total returns are calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class. Management believes total return is a useful measure of the overall investment performance of our shares.

	YTD Total Return	One Year Total Return(1)	Three Year Total Return(2)	Five Year Total Return(3)	AAR Since Inception(4)	Cumulative Total Return(4)	Cumulative Total Return Period(4)
Class FA (no sales load)	3.5%	9.5%	41.7%	72.2%	14.1%	76.2%	Feb. 7, 2018 - June 30, 2023
Class FA (with sales load)	(3.3)%	2.4%	32.4%	61.0%	12.0%	64.7%	Feb. 7, 2018 - June 30, 2023
Class A (no sales load)	3.1%	8.4%	37.5%	60.7%	12.4%	64.9%	Apr. 10, 2018 - June 30, 2023
Class A (with sales load)	(5.7)%	0.8%	25.8%	47.0%	9.7%	50.9%	Apr. 10, 2018 - June 30, 2023
Class I	3.1%	8.4%	37.8%	62.3%	12.8%	66.7%	Apr. 10, 2018 - June 30, 2023
Class T (no sales load)	2.8%	7.7%	34.2%	53.7%	11.0%	55.9%	May 25, 2018 - June 30, 2023
Class T (with sales load)	(2.1)%	2.6%	27.8%	46.4%	9.5%	48.5%	May 25, 2018 - June 30, 2023
Class D	3.1%	8.1%	36.8%	55.9%	11.4%	57.0%	June 26, 2018 - June 30, 2023
Class S (no sales load)	3.8%	10.0%	44.7%	N/A	15.0%	48.7%	Mar. 31, 2020 - June 30, 2023
Class S (with sales load)	0.2%	6.2%	39.6%	N/A	13.4%	43.5%	Mar. 31, 2020 - June 30, 2023

FOOTNOTES:

(1)	For the period from July 1, 2022 to June 30, 2023.

(2)	For the period from July 1, 2020 to June 30, 2023.

(3)	For the period from July 1, 2018 to June 30, 2023.

(4)	For the period from the date the first share was issued for each respective share class to June 30, 2023. The AAR since inception is calculated by taking the Cumulative Total Return and dividing it by the cumulative total return period.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in our Prospectus, including the negative impacts from recent public health crises, including the COVID-19 pandemic and variants thereof, natural disasters and geopolitical events.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and total returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data reported above.

Hedging Activities

As of June 30, 2023, we had not entered into any derivatives or other financial instruments. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

See our Form 10-K for the year ended December 31, 2022 and Note 2. “Significant Accounting Policies” included in this supplement for a summary of our critical accounting policies.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio— Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma U.S. Roundtables,” “Our Portfolio— Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” “Our Portfolio— Healthcare Safety Holdings LLC,” “Our Portfolio— ATA Title Company,” “Our Portfolio—Douglas Machine Corp.,” “Our Portfolio —Clarion Safety Systems,” “Our Portfolio—Vektek Holdings” and “Our Portfolio— TacMed Solutions” respectively, which first appear on page 97 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses” and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor’s senior management team. On June 30, 2023, we made an additional senior debt investment in Lawn Doctor of approximately $29.5 million. The senior debt accrues interest at a variable rate and will mature on February 7, 2025.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor’s efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand. None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey. In August 2021, Lawn Doctor was recapitalized with an additional term loan of $10.7 million. Proceeds from the recapitalization were primarily used to pay special distributions to Lawn Doctor’s shareholders, of which we received approximately $6.0 million.

History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as Lawn Doctor’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the “SBIC Fund”), which is managed by an affiliate of the Sub-Manager.

Industry. In 2022, the lawn services market in the United States was an estimated over $99 billion industry with a growth rate of approximately 1.0%. It is also a highly fragmented industry with two nationwide competitors (one of which is Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 39 states as of June 30, 2023. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 629 as of June 30, 2023, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 1.7%. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. As noted below, Lawn Doctor acquired brands Mosquito Hunters and Ecomaids in May 2018 and May 2019, respectively. The company has grown the two brands from 8 and 2 units at entry to 120 and 68 units as of June 30, 2023, respectively. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended June 30, 2023 was approximately $39.2 million, of which approximately $23.0 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended June 30, 2023, Lawn Doctor’s total revenue and franchisee royalty fees have grown at compound annual growth rates of approximately 10.7% and 7.9%, respectively. Total system wide sales for Lawn Doctor were approximately $205 million, for the year ended December 31, 2022. Total system wide sales for Lawn Doctor were approximately $183 million, $159 million and $142 million for the years ended December 31, 2021, 2020 and 2019, respectively. Total Lawn Doctor system wide sales for the trailing twelve months ended June 30, 2023 was approximately $211 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand Ecomaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions.

In October 2022, Lawn Doctor acquired a 62% equity interest in Elite Window Cleaning Inc., a Canadian-based franchisor offering window cleaning, gutter cleaning and power washing services to residential and commercial customers. Elite currently supports six franchised locations and operates one corporate owned location, and Lawn Doctor’s management team expects to leverage its core competencies to further expand Elite’s franchise operations into the United States. We believe this acquisition contributes to Lawn Doctor’s diversified, multi-brand home service franchisor platform.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses,” we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform’s strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States. Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. None of Polyform’s employees are subject to collective bargaining agreements. Polyform’s corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. (“Zenith”) as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform’s management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 15 years. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $22.3 million for the year ended December 31, 2021. Net sales for Polyform for the year ended December 31, 2022 were approximately $23.1 million. Net sales for Polyform for the trailing twelve months ended June 30, 2023 were approximately $17.8 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 3.4% from 2009 to the trailing twelve months ended June 30, 2023.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in August 2024. We made an additional equity investment in Roundtables of approximately $1.1 million in August 2023.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 38 topic-specific roundtables across five verticals (credit cards, automotive finance, retail banking, wealth management, and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Industry.  We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 4.0% of revenue as of June 30, 2023.

Investment Highlights. Roundtables serves approximately 100 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables’ customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2011 to the trailing twelve months ended June 30, 2023, membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.5%.

The total revenue for Roundtables for the trailing twelve months ended June 30, 2023 was approximately $16.2 million, of which, the majority represented membership fees. Total revenue for Roundtables for the year ended December 31, 2021 was approximately $13.1 million. Total revenue for Roundtables for the year ended December 31, 2022 was approximately $15.4 million. From 2005 to the trailing twelve months ended June 30, 2023, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 14.6%. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions. In April 2021, Roundtables acquired Edgar Dunn’s U.S. roundtables business, which added six roundtables to Auriemma’s services offering. This acquisition furthers Roundtables’ strategy of both growing organically and through M&A.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM II Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers. Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 4,000 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators, lubricators, hoses and fittings, and fluid management equipment. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

Investment Highlights. We believe that Milton is a more resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 30 years among Milton’s top ten customers. Milton’s net revenue has grown at a compound annual growth rate of approximately 8.5% from 2010 to the trailing twelve months ended June 30, 2023. Net revenue for the year ended December 31, 2021 was approximately $47.4 million. Net revenue for the year ended December 31, 2022 was approximately $69.6 million. Milton had net revenue for the trailing twelve months ended June 30, 2023 of approximately $83.1 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

Milton completed four add-on acquisitions during 2021 and 2020, including GH Meiser & Co., Milton’s Bells, Zeeline, and Global-Flex. We believe these add-on acquisitions bolster Milton’s tire gauge, grease and fluid handling, hose assemblies, rubber expansion and metal expansion joints, “PTFE” products and pump connectors product lines. In March 2022, Milton acquired Thunder Technologies which specializes in critical and demanding hose, rubber and expansion joint applications. Additionally, in July 2022, Milton acquired Lock Technology which provides specialty tools to the automotive end market. Additionally, in December 2022, Milton acquired ProMaxx Tool which designs and manufactures proprietary on-the-vehicle exhaust manifold repair kits and other specialty tools. These acquisitions further Milton’s strategy of both growing organically and through M&A. In March 2023, Milton acquired Steck Manufacturing. Steck expands Milton’s product suite and end-market reach to offer specialty tools to automotive repair, body shop, heavy-duty truck, lockout and towing markets across the globe.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.1 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM II Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce of approximately 200 employees as of June 30, 2023 and includes professionals with PhDs, professionals with master’s degrees, software for statistical analysis (SAS) programmers, and professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor and employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (e.g., equal pay for equal work, #MeToo), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate of 14.9% from 2007 to the trailing twelve months ended June 30, 2023. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought-after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success.

We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

In October 2022, Resolution Economics acquired Berkshire Associates, Inc. (“Berkshire”). Headquartered in Columbia, Maryland, Berkshire is a leading provider of outsourced affirmative action plan (“AAP”) consulting and software services, compensation analysis and other human resource compliance-related services. Founded in 1983, Berkshire began as one of the first companies to establish an automated way to prepare AAPs, revolutionizing the AAP process for HR professionals nationwide. Over the years, Berkshire has expanded its scope of services beyond AAPs to meet the evolving needs of HR professionals with a range of services, training, and technology and software. The acquisition adds EEO compliance and AAP services to Resolution Economics’ existing labor and employment consulting services.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. In August of 2022, we made an additional equity investment of approximately $2.9 million into Blue Ridge. Our equity investment represents approximately 16% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM II Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge’s services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended June 30, 2023, Blue Ridge’s total revenue has grown at a compound annual growth rate of approximately 17.3% and grew each year through the financial crisis. Blue Ridge provides services for over 1,500 ESOP plans with approximately 500,000 plan participants and over 3,925 401(k), defined benefit, and other type plans with over 130,000 plan participants. From 2016 through June 30, 2023, approximately 75% of Blue Ridge’s clients were obtained through referrals. With approximately 6,100 ESOP plans in the United States as of December 31, 2022, we believe that Blue Ridge’s approximately 25% market share demonstrates its strong market positioning, but with plenty of capacity for further growth.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

In July 2020, Blue Ridge acquired Benefit Concepts Systems, Inc., a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. In April 2021, Blue Ridge acquired Coastal Pension Services, a leading provider of outsourced 401(k) administration services in the greater Washington, D.C. area. In December 2021, Blue Ridge acquired a California based provider of outsourced 401(k), defined benefit and cash balance plan administration services. In 2022, Blue Ridge acquired Nicholas and Associates, specializing in the design and administration of retirement plans. These acquisitions further Blue Ridge’s strategy of both growing organically and through M&A. Additionally, in August 2022, Blue Ridge acquired Crowe BPS which specializes in ESOP administration as well as retirement plan and consulting services. Blue Ridge ESOP Associates made a majority investment into Workplace Development Inc. in February of 2023. Workplace Development provides innovative ESOP communication, training, and ownership culture services which we believe complement the services Blue Ridge offers its customers.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 75% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. Members of the HSH executive management team may participate in an options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended June 30, 2023, HSH’s net revenue has grown at a compound annual growth rate of approximately 11.5%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of June 30, 2023, HSH has an estimated 50% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is currently expected to grow at a compound annual growth rate of approximately 12% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

ATA Title Company

Overview. On April 1, 2021, we, through our wholly-owned subsidiary, Huron Title Buyer, LLC, entered into a Membership Interest Purchase Agreement pursuant to which we acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36 million, subject to certain post-closing adjustments (the “ATA Acquisition”). Additionally, on the closing date of the Acquisition, we, through our wholly-owned subsidiary, ATA Strategic Capital DebtCo, LLC, made an approximately $37 million debt investment in subsidiaries of ATA in the form of senior secured notes. In February of 2022, we made an additional equity investment of approximately $1.1 million into ATA. The remaining ATA units of equity membership interest are owned by members of the ATA executive management team and former controlling interest owners.

Company Overview. Founded in 1999 and headquartered in Farmington Hills, MI, ATA is a leading national independent title insurance agency and settlement service provider for the residential resale, residential refinance, commercial and default markets. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. ATA has over 350 employees across 60+ offices in the Great Lakes Region (Michigan, Indiana, Ohio and Illinois).

Investment Highlights. ATA’s scale and broad service offering allow it to process closings with minimal outsourcing resulting in higher quality, consistent transaction execution. Further, we believe ATA’s higher touch service is a key distinguishing element for its customers. Although the residential resale and refinance business is driven in part by residential housing market and interest rates, we believe that ATA’s diversified business model positions it well for various market cycles. The total revenue for ATA for the trailing twelve months ended June 30, 2023 was approximately $52 million. The total revenue for ATA for the year ended December 31, 2022 was approximately $61 million. The total revenue for ATA for the year ended December 31, 2021 was approximately $75 million. From 2011 to the trailing twelve months ended June 30, 2023, ATA’s total revenue has grown at a compound annual growth rate of approximately 2%.

Industry. ATA’s business has nationwide reach through key underwriter relationships and is in the top one percent (1%) of U.S. independent title insurance agencies by volume completing over 35,000 transactions in 2022. ATA is the largest independent agency in the Great Lakes Region with the second largest independent competitor only two-thirds the size.

Growth Opportunities. We believe the following are key growth opportunities for ATA: (i) geographic expansion, (ii) further building the company’s sales function to accelerate organic growth and (iii) accretive acquisitions. In February 2022, ATA acquired Absolute Title, Inc., which is a title services business providing services to the residential and commercial markets, in Ann Arbor, Michigan. This acquisition furthers ATA’s strategy of both growing organically and through M&A.

Douglas Machine Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. (“Douglas”). The remaining Douglas capital stock is owned by members of the Douglas executive management team and existing pre-closing owners. In connection with the transaction, our indirect wholly-owned subsidiary, Douglas Machines Buyer, Inc., (the “Buyer”) entered into a Stock Purchase Agreement with Douglas and Douglas Acquisition Company, LLC (the “Seller”) pursuant to which the Seller received aggregate consideration of approximately $40.7 million which included rollover investment from existing pre-closing owners and is subject to certain customary escrow related and post-closing adjustments (“Douglas Acquisition”). Additionally, through a Note Purchase Agreement dated October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes. Subject to such adjustments, we paid approximately $35.5 million at closing for our portion of our equity ownership interest in the capital stock of Douglas.

Company Overview. Founded in 1979 and headquartered in Clearwater, FL, Douglas is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic. As a “one stop solution” for many of its customers, Douglas is a market leader in a niche industry with approximately 20% market share in the “clean-out-of-place” core segment as of June 30, 2023. The clean-out-of-place core segment generally refers to machinery where equipment and parts are removed from their operational area for cleaning.

Investment Highlights. We believe Douglas is well positioned for steady growth in an industry that is estimated to grow approximately 5%+ per year. We believe this potential growth is supported by increased food safety requirements and greater adoption of automated sanitation systems. We also believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating significant savings in labor and water costs. The total revenue for Douglas for the trailing twelve months ended June 30, 2023 was approximately $32 million. The total revenue for Douglas for the year ended December 31, 2022 was approximately $27.4 million. From fiscal year 2004 to the trailing twelve months ended June 30, 2023, Douglas’ total revenue has grown at a compound annual growth rate of approximately 8.7%.

Growth Opportunities. We believe the following are key growth opportunities for Douglas: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) operational efficiencies, (iv) accretive acquisitions and (v) international expansion.

Clarion Safety Systems

Overview. On December 9, 2021, we, through our wholly-owned subsidiary, Clarion Strategic Capital EquityCo, LLC, acquired an approximately 98% indirect equity ownership interest in Clarion Safety Systems, LLC (“Clarion”). The remaining indirect equity ownership in Clarion in an amount equal to approximately $0.5 million (the “Clarion Management Rollover Amount”) is held by members of the Clarion executive management team. In connection with the transaction, our indirect subsidiary, Clarion Safety Buyer, LLC (the “Clarion Buyer”) entered into a Unit Purchase Agreement (the “Clarion Purchase Agreement”) with the pre-closing members of Clarion (the “Clarion Sellers”) and Clarion Investment Holdings, LLC, as the seller representative, pursuant to which the Clarion Buyer paid aggregate consideration of approximately $67.5 million less the Clarion Management Rollover Amount, subject to certain net working capital, transaction expenses, and other customary post-closing purchase price adjustments (the “Clarion Acquisition”). The Clarion Purchase Agreement contains customary representations, warranties, and covenants by the Clarion Buyer and the Clarion Sellers. Our investment in Clarion is comprised of an indirect common equity interest investment of approximately $50.8 million (which reflects our additional equity investment of $4.0 million in June 2022) and a concurrent debt investment of approximately $22.5 million made through our wholly-owned subsidiary, Clarion Strategic Capital DebtCo, LLC, in the form of a senior secured note issued jointly and severally by the Clarion Buyer and Clarion.

Company Overview. Founded in 1990 and headquartered in Milford, PA, Clarion is a provider of standards-based visual safety labels and signs that support original equipment manufacturers (“OEMs”), facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely upon Clarion’s expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction.

Investment Highlights. We believe that Clarion’s revenue streams tend to be recurring and stable as they are tied to the manufacture and sale of a broad, diversified range of global capital equipment. We also believe that Clarion’s products are a cost-effective and necessary method for protecting users from potential liability as adequate warning labels and signs are required by OSHA and other industry bodies, providing for a durable business model. Revenue for Clarion has grown at an approximately 6.4% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended June 30, 2023.

Growth Opportunities. We believe the following are key growth opportunities for Clarion: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) accretive acquisitions and (iv) service offering expansion. In June 2022, Clarion acquired Machine Safety Specialists. Founded in 1977, Machine Safety Specialists’ engineering consulting services include machine safety audits and risk assessments, machine safeguarding plans, verification and validation services and other workstreams that contribute to clients’ compliance with applicable machine safety standards. We believe that Machine Safety Specialists’ services are non-discretionary and will assist clients to comply with increasing industrial safety regulations. We also believe that this acquisition will provide an opportunity for Machine Safety Specialists to sell consulting services to Clarion’s existing customer base, and to market Clarion’s facility safety signage in connection with its facility audit and safety assessments. Additionally, we believe the acquisition will bring additional technical expertise to Clarion to assist with development of safety products and resources.

Vektek Holdings

Overview. On May 6, 2022, we, through our wholly-owned subsidiary, Vektek Strategic Capital EquityCo, LLC acquired an approximately 84% indirect equity ownership interest in Vektek Holdings, LLC (“Vektek”). Our total investment of $81.3 million in Vektek is comprised of an indirect common equity interest investment of approximately $56.9 million and a concurrent debt investment of approximately $24.4 million made through our wholly-owned subsidiary, Vektek Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by Vektek. After the closing of the transaction, substantially all of the remaining Vektek equity was owned by certain of the pre-closing members of Vektek. On June 30, 2023, we made an additional senior debt investment in Vektek of approximately $25.0 million. The senior debt accrues interest at a variable rate and will mature on May 6, 2029.

Company Overview. Founded in 1974 and headquartered in St. Joseph, MO, Vektek designs, engineers and manufactures automated workholding solutions for CNC (Computer Numerical Control) machining. A market leader in high-pressure hydraulic clamps, Vektek products are essential to machine automation, tight tolerance machining and user production throughput. Vektek serves domestic and international machining customers in end markets including general industrial, automotive, agriculture, medical devices, technology and aerospace.

Investment Highlights. Vektek is a leading hydraulic clamp manufacturer. Vektek’s innovative and durable hydraulic clamping solutions, technical expertise, and domestic production differentiate the business from its competitors. Additionally, Vektek sells highly customized products directly to end customers as well as through multi-step channel partners. Vektek’s products serve a large installed base, are low cost and a minimal component of the customers’ engineering spend and we believe have potential to result in meaningful return on investment for customers and strong performance for Vektek. We also believe that Vektek has an established and diversified supply chain infrastructure. Based on our due diligence and industry analysis, we believe the increased demand for industrial automation in CNC machining provide strong secular tailwinds for Vektek’s growth. Vektek’s revenue has grown at an approximately 5.2% compound annual growth rate from the year ended December 31, 2006 to the trailing twelve months ended June 30, 2023.

Growth Opportunities. We believe the following are key growth opportunities for Vektek: (i) further existing customer penetration driven by product adoption/automation, new customer wins and Vektek’s sales and marketing expansion initiatives, (ii) further end-market diversification, (iii) accretive acquisitions and (iv) new product development.

TacMed Solutions

Overview. On March 24, 2023, we, through our wholly-owned subsidiary, TM Strategic Capital EquityCo, LLC acquired an approximately 95.5% indirect equity ownership interest in Tacmed Holdings, LLC (“TacMed Solutions”). Our total investment of $106.0 million in TacMed Solutions is comprised of an indirect common equity interest investment of approximately $77.0 million and a concurrent debt investment of approximately $29.0 million made through our wholly-owned subsidiary, TM Strategic Capital DebtCo, LLC, to subsidiaries of TacMed Solutions in the form of senior secured debt. Following the closing of the transaction, in addition to our ownership, the remaining TacMed Solutions equity is owned by certain members of the current TacMed Solutions executive management team as well as TacMed Solutions’ founder, Ross Johnson.

Company Overview. Founded in 2003 and headquartered in Anderson, SC, TacMed Solutions designs, develops and manufactures medical products that equip, train and protect professionals in pre-hospital, emergency trauma situations.

Investment Highlights. TacMed Solutions’ suite of traumatic injury products, hemorrhage control tourniquets, immobilization tools and critical care kits serve first responders, military, law enforcement and civilian public safety operations. TacMed Solutions’ medical simulation training solutions combine advanced technology and durable materials to offer customers the highest fidelity training simulators. These human body simulators, isolated wound area task trainers and K-9 animal simulators provide realistic replicas for emergency medical personnel training exercises. We believe that TacMed Solutions has established durable competitive advantages and barriers to entry through its in-house R&D and manufacturing capabilities and patent protected products. Many of these products are regulated by entities such as the Food and Drug Administration (FDA) or are subject to stringent specifications such as the American National Standards Institute (ANSI). TacMed Solutions reaches end customers directly through its sales force and through strategic partner distributors across the United States and internationally. TacMed Solutions revenue has grown at an approximately 17.4% compound annual growth rate from the year ended December 31, 2009 to June 30, 2023.

Growth Opportunities. We believe the following are key growth opportunities for TacMed Solutions: (i) further new customer acquisition and existing customer wallet share gains driven by product innovation and expansion of the serviceable market, (ii) potential to accelerate growth in civilian/public access channels given favorable public safety awareness trends, and (iii) strategic acquisitions to further expand product offering and sales channels.

Management

The following disclosure is added as a sixth bullet point under the section “Management—Total Return Incentive Fee” and is also added to the sixth row of the table under the section “Compensation of the Manager, the Sub-Manager, and the Managing Dealer,” which first appear on pages 118 and 136 of the Prospectus, respectively.

The High Water Marks that will apply to the Company’s incentive fee calculation for the year ending December 31, 2023, will be $34.90 for our Class FA shares, $32.45 for our Class A shares, $32.46 for our Class T shares, $32.11 for our Class D shares, $32.88 for our Class I shares and $35.39 for Class S Shares.

Financial Statements

The Prospectus is hereby supplemented with the following financial information, which is excerpted from Part I—Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2023.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share data)

	June 30, 2023 (Unaudited)	December 31, 2022
Assets
Investments at fair value
Portfolio company investments (amortized cost of $637,226 and $476,901, respectively)	$763,929	$588,837
U.S. treasury bills (amortized cost of $50,167 and $106,216, respectively)	50,187	106,242
Total investments at fair value	814,116	695,079
Cash and cash equivalents	25,193	36,837
Receivable for shares sold	25,429	—
Prepaid expenses and other assets	650	627
Total assets	865,388	732,543
Liabilities
Due to related parties, net (Note 5)	7,188	15,609
Payable for shares repurchased	6,323	2,368
Deferred tax liabilities, net	6,401	4,247
Accounts payable and other accrued expenses	972	1,220
Total liabilities	20,884	23,444
Commitments and contingencies (Note 11)
Members’ Equity (Net Assets)
Preferred shares, $0.001 par value, 50,000 shares authorized and unissued	—	—
Class FA Common shares, $0.001 par value, 7,400 shares authorized; 4,844 shares issued; 4,220 and 4,244 shares outstanding, respectively	4	4
Class A Common shares, $0.001 par value, 94,660 shares authorized; 3,436 and 2,245 shares issued, respectively; 3,341 and 2,195 shares outstanding, respectively	3	2
Class T Common shares, $0.001 par value, 558,620 shares authorized; 2,912 and 2,458 shares issued, respectively; 2,706 and 2,343 shares outstanding, respectively	3	2
Class D Common shares, $0.001 par value, 94,660 shares authorized; 2,362 and 1,999 shares issued, respectively; 2,310 and 1,957 shares outstanding, respectively	2	2
Class I Common shares, $0.001 par value, 94,660 shares authorized; 11,269 and 9,131 shares issued, respectively; 10,741 and 8,772 shares outstanding, respectively	11	9
Class S Common shares, $0.001 par value, 100,000 shares authorized; 1,770 shares issued; 1,763 and 1,765 shares outstanding, respectively	2	2
Capital in excess of par value	740,458	615,383
Distributable earnings	104,021	93,695
Total Members’ Equity	$844,504	$709,099

Net assets, Class FA shares	$149,848	$148,111
Net assets, Class A shares	109,609	71,242
Net assets, Class T shares	88,905	76,048
Net assets, Class D shares	75,127	62,844
Net assets, Class I shares	357,356	288,387
Net assets, Class S shares	63,659	62,467
Total Members’ Equity	$844,504	$709,099

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Investment Income
From portfolio company investments:
Interest income	$7,993	$6,463	$14,841	$12,293
Dividend income	5,370	3,638	10,607	9,543
From U.S. treasury bills and cash accounts:
Interest and dividend income	1,143	7	2,376	14
Total investment income	14,506	10,108	27,824	21,850
Operating Expenses
Total return incentive fees	1,332	1,741	4,967	4,633
Base management fees	3,174	2,129	5,837	3,992
Offering expenses	1,047	716	1,951	1,246
Professional services	511	455	1,011	878
Pursuit costs	361	179	546	339
Distribution and shareholder servicing fees	294	180	563	339
Custodian and accounting fees	140	85	278	206
Insurance expense	52	57	106	116
Director fees and expenses	50	51	101	102
General and administrative expenses	160	74	308	100
Total operating expenses	7,121	5,667	15,668	11,951
Expense support	355	—	—	—
Reimbursement of expense support	402	722	644	2,352
Net operating expenses	7,878	6,389	16,312	14,303
Net investment income before taxes	6,628	3,719	11,512	7,547
Income tax expense	(27)	(334)	—	(116)
Net investment income	6,601	3,385	11,512	7,431
Realized and unrealized gain (loss) on investments
Net realized gain on investments:
U.S. Treasury Bills	—	—	4	—
Total net realized gain on investments	—	—	4	—
Net change in unrealized appreciation on investments:
Portfolio company investments	131	5,515	14,767	17,284
U.S. treasury bills	17	—	(7)	—
(Provision) benefit for deferred taxes on investments	(630)	113	(2,154)	(583)
Total net change in unrealized appreciation on investments	(482)	5,628	12,606	16,701
Net increase in net assets resulting from operations	$6,119	$9,013	$24,122	$24,132

Common shares information:
Net investment income per share	$0.28	$0.20	$0.50	$0.44
Net increase in net assets resulting from operations per share	$0.26	$0.52	$1.06	$1.44
Weighted average number of common shares outstanding	23,808	17,318	22,829	16,766

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

(in thousands)

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of March 31, 2023	23,087	$23	$674,840	$105,097	$779,960
Net investment income	—	—	—	6,601	6,601
Net change in unrealized appreciation on investments	—	—	—	(482)	(482)
Distributions to shareholders	—	—	—	(7,195)	(7,195)
Issuance of common shares through the Public Offerings	2,093	2	68,965	—	68,967
Issuance of common shares through distribution reinvestment plan	90	—	2,976	—	2,976
Repurchase of common shares pursuant to share repurchase program	(191)	—	(6,323)	—	(6,323)
Balance as of June 30, 2023	25,079	$25	$740,458	$104,021	$844,504

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of December 31, 2022	21,276	$21	$615,383	$93,695	$709,099
Net investment income	—	—	—	11,512	11,512
Net realized gain on investments	—	—	—	4	4
Net change in unrealized appreciation on investments	—	—	—	12,606	12,606
Distributions to shareholders	—	—	—	(13,796)	(13,796)
Issuance of common shares through the Public Offerings	3,899	4	128,323	—	128,327
Issuance of common shares through distribution reinvestment plan	169	—	5,566	—	5,566
Repurchase of common shares pursuant to share repurchase program	(265)	—	(8,814)	—	(8,814)
Balance as of June 30, 2023	25,079	$25	$740,458	$104,021	$844,504

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2022

(in thousands)

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of March 31, 2022	16,822	$17	$473,961	$67,732	$541,710
Net investment income	—	—	—	3,385	3,385
Net change in unrealized appreciation on investments	—	—	—	5,628	5,628
Distributions to shareholders	—	—	—	(5,259)	(5,259)
Issuance of common shares through the Public Offerings	1,493	1	47,041	—	47,042
Issuance of common shares through distribution reinvestment plan	56	—	1,751	—	1,751
Repurchase of common shares pursuant to share repurchase program	(333)	—	(10,813)	—	(10,813)
Balance as of June 30, 2022	18,038	$18	$511,940	$71,486	$583,444

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of December 31, 2021	15,814	$16	$442,752	$57,541	$500,309
Net investment income	—	—	—	7,431	7,431
Net change in unrealized appreciation on investments	—	—	—	16,701	16,701
Distributions to shareholders	—	—	—	(10,187)	(10,187)
Issuance of common shares through the Public Offerings	2,611	2	81,924	—	81,926
Issuance of common shares through distribution reinvestment plan	106	—	3,316	—	3,316
Repurchase of common shares pursuant to share repurchase program	(493)	—	(16,052)	—	(16,052)
Balance as of June 30, 2022	18,038	$18	$511,940	$71,486	$583,444

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2023	2022
Operating Activities:
Net increase in net assets resulting from operations	$24,122	$24,132
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of portfolio company investments	(160,490)	(86,450)
Proceeds from return of capital on portfolio company investments	165	237
Purchases of investments in U.S. Treasury Bills	(532,985)	—
Proceeds from redemptions/sales of U.S. Treasury Bills	590,824	—
Net realized gain on investments	(4)	—
Net change in unrealized appreciation on investments, excluding deferred taxes	(14,760)	(17,284)
Accretion of discounts	(1,787)	—
Decrease in due to related parties	(8,421)	(1,914)
(Decrease) increase in accounts payable and other accrued expenses	(248)	64
Increase in deferred tax liabilities, net	2,154	583
Increase in prepaid expenses and other assets	(62)	(201)
Other operating activities	164	10
Net cash used in operating activities	(101,328)	(80,823)
Financing Activities:
Proceeds from issuance of common shares	102,898	81,926
Payment on repurchases of common shares	(4,859)	(5,748)
Distributions paid, net of distributions reinvested	(8,230)	(6,636)
Deferred financing costs	(125)	(63)
Net cash provided by financing activities	89,684	69,479
Net decrease in cash and cash equivalents	(11,644)	(11,344)
Cash and cash equivalents, beginning of period	36,837	58,704
Cash and cash equivalents, end of period	$25,193	$47,360
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$5,566	$3,316
Amounts incurred but not paid (including amounts due to related parties):
Distributions payable	$—	$1,801
Offering costs	$386	$173
Payable for shares repurchased	$6,323	$10,813

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

AS OF JUNE 30, 2023

(in thousands except share data)

Company (1)(2)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured Note – First Lien – 21.9%
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	$37,000	$37,000	$37,000
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	8/1/2024	2,000	2,000	2,000
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	22,500	22,500
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	2/7/2026	15,700	15,700	15,700
Tacmed Holdings, LLC	Healthcare Supplies	16.0%	3/24/2030	29,000	29,000	29,000
Lawn Doctor, Inc.	Commercial and Professional Services	(4)	2/7/2025	29,490	29,490	29,490
Vektek Holdings, LLC	Engineered Products	(4)	5/6/2029	25,000	25,000	25,000
Total Senior Secured Notes – First Lien					185,090	185,090
Senior Secured Notes – Second Lien – 8.9%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	$12,114	$12,114	$12,114
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,641	2,641	2,641
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	7/7/2026	15,000	15,000	15,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2027	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834	2,834	2,834
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Notes – Second Lien					75,342	75,342
Total Senior Secured Notes					260,432	260,432
Equity – 59.6%
ATA Holding Company, LLC(3)	Real Estate Services			37,985	$37,125	$35,366
Auriemma U.S. Roundtables(3)	Information Services and Advisory Solutions			32,386	32,386	49,854
Blue Ridge ESOP Associates	Business Services			11,489	12,793	21,770
Clarion Safety Systems, LLC(3)	Visual Safety Solutions			50,562	50,756	45,384
Douglas Machines Corp.(3)	Sanitation Products			35,500	35,500	44,766
Healthcare Safety Holdings, LLC(3)	Healthcare Supplies			17,320	17,320	38,615
Lawn Doctor, Inc.(3)	Commercial and Professional Services			7,746	27,611	66,043
Milton Industries Inc.	Engineered Products			6,647	6,647	18,746
Polyform Products, Co.(3)	Hobby Goods and Supplies			10,820	15,599	17,303
Resolution Economics, LLC	Business Services			7,166	7,129	13,892
Tacmed Holdings, LLC(3)	Healthcare Supplies			77,000	77,000	77,000
Vektek Holdings, LLC(3)	Engineered Products			56,928	56,928	74,758
Total Equity					376,794	503,497
Total Portfolio Company Investments – 90.5%					637,226	763,929

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

AS OF JUNE 30, 2023 (CONTINUED)

(in thousands except share data)

	Interest Rate	Maturity Date	Principal Amount	Amortized Cost	Fair Value
Other Investments – 6.0%
U.S. Treasury Bills	Zero Coupon	7/5/2023	$50,201	$50,167	$50,187
Total Other Investments				50,167	50,187
TOTAL INVESTMENTS – 96.4%				$687,393	814,116
OTHER ASSETS IN EXCESS OF LIABILITIES – 3.6%					30,388
NET ASSETS – 100.0%					$844,504

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	Percentages represent fair value as a percentage of net assets for each investment category.

(3)	As of June 30, 2023, the Company owned a controlling interest in this portfolio company.

(4)	On June 30, 2023, the Company made additional senior debt investments in Lawn Doctor of approximately $29.5 million and Vektek of approximately $25.0 million. The interest rate on the senior investments accrue interest at a per annum rate of SOFR + 4.60% and SOFR + 4.35%, respectively. SOFR at June 30, 2023 was 5.07%.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2022

(in thousands except share data)

Company (1)(2)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured Note – First Lien – 14.3%
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	37,000	$37,000	$37,000
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	8/1/2024	2,000	2,000	2,000
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	22,500	22,500
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	2/7/2026	15,700	15,700	15,700
Total Senior Secured Notes – First Lien					101,600	101,600
Senior Secured Note – Second Lien – 10.6%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	12,114	$12,114	$12,114
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,641	2,641	2,641
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	7/7/2026	15,000	15,000	15,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2027	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834	2,834	2,834
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Notes – Second Lien					75,342	75,342
Total Senior Secured Notes					176,942	176,942
Equity – 58.1%
ATA Holding Company, LLC(3)	Real Estate Services			37,985	$37,125	$38,406
Auriemma U.S. Roundtables(3)	Information Services and Advisory Solutions			32,386	32,386	46,187
Blue Ridge ESOP Associates	Business Services			11,489	12,793	20,334
Clarion Safety Systems, LLC(3)	Visual Safety Solutions			50,562	50,756	51,609
Douglas Machines Corp.(3)	Sanitation Products			35,500	35,500	37,338
Healthcare Safety Holdings, LLC(3)	Healthcare Supplies			17,320	17,320	33,865
Lawn Doctor, Inc.(3)	Commercial and Professional Services			7,746	27,776	66,028
Milton Industries, Inc.	Engineered Products			6,647	6,647	15,203
Polyform Products, Co.(3)	Hobby Goods and Supplies			10,820	15,599	25,105
Resolution Economics, LLC	Business Services			7,166	7,129	13,793
Vektek Holdings, LLC (3)	Engineered Products			56,928	56,928	64,027
Total Equity					299,959	411,895
Total Portfolio Company Investments – 83.0%					476,901	588,837

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2022 (CONTINUED)

(in thousands except share data)

	Interest Rate	Maturity Date	Principal Amount	Amortized Cost	Fair Value
Other Investments – 15.0%
U.S. Treasury Bills	Zero Coupon	1/3/2023	$88,235	$88,210	$88,235
U.S. Treasury Bills	Zero Coupon	1/24/2023	18,047	18,006	18,007
Total Other Investments				106,216	106,242
TOTAL INVESTMENTS – 98.0%				$583,117	695,079
OTHER ASSETS IN EXCESS OF LIABILITIES – 2.0%					14,020
NET ASSETS – 100.0%					$709,099

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	Percentages represent fair value as a percentage of net assets for each investment category.

(3)	As of December 31, 2022, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

1. Principal Business and Organization

CNL Strategic Capital, LLC (the “Company”) is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the “Manager”) and sub-managed by Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”). The Manager is responsible for the overall management of the Company’s activities and the Sub-Manager is responsible for the day-to-day management of the Company’s assets. The Manager and the Sub-Manager are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company intends to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. The Company’s business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

The Company intends for a significant majority of its total assets to be comprised of long-term controlling equity interests and debt positions in the businesses it acquires. In addition and to a lesser extent, the Company may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity interests in combination with other funds managed by the Sub-Manager from co-investments with other partnerships managed by the Sub-Manager or their affiliates. The Company expects that these positions will comprise a minority of its total assets.

The Company commenced its initial public offering of up to $1.1 billion of its limited liability company interests (“shares”) on March 7, 2018 (the “Initial Public Offering”), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the “Initial Registration Statement”). On November 1, 2021, the Company commenced a follow-on public offering of up to $1.1 billion of shares (the “Follow-On Public Offering” and together with the Initial Public Offering, the “Public Offerings”), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). Upon commencement of the Follow-On Public Offering, the Initial Registration Statement was deemed terminated.

Through the Follow-On Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the “Non-founder shares”). There are differing selling fees and commissions and dealer manager fees for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Follow-On Public Offering (excluding sales pursuant to its distribution reinvestment plan). See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” included in this supplement for additional information for additional information related to the Public Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification” or “ASC”), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, “Financial Services—Investment Companies” (“ASC Topic 946”) to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company’s business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital.

Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company’s financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its condensed consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds at commercial banks. Demand deposits are carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

As of June 30, 2023, the Company held cash equivalents in the form of money market fund shares held in Fidelity Government Money Market with a fair value of approximately $1.1 million, which represents 0.13% of total net assets. The Company did not hold cash equivalents as of December 31, 2022. Cash equivalents in the form of money market fund shares are valued at their reported net asset value on the measurement date, and are categorized within Level 1 of the fair value hierarchy under ASC Topic 820, as inputs in the valuation are observable.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with GAAP. The uncertainty of future events may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) clarifies that fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager’s or the Sub-Manager’s own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset. U.S. Treasury securities are classified as Level 1 assets and are recorded at fair value based on the average of the bid and ask quotes for identical instruments.

The Company’s board of directors is responsible for determining in good faith the fair value of the Company’s Level 3 investments in accordance with the Company’s valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company’s Level 3 assets requires judgment, which include assets for which market prices are not available. For most of the Company’s assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company’s net asset value is based, in part, on the fair value of its assets, the Company’s calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company’s board of directors may determine that the fair value of the Company’s Level 3 assets differs materially from the values that were provided by the independent valuation firm.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the amortized cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation on investments will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Recognition

Interest Income – Interest income from loans and debt securities is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest. The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management’s judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loan investments.

Original issue discounts (“OID”) on U.S. Treasury securities are reflected in the initial cost basis and the Company accretes such amounts as interest income over the term of the respective security using the effective interest method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there are sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital shares at par value and (ii) paid in capital in excess of par value, excluding upfront selling commissions and dealer manager fees.

Share Repurchases

Under the Company’s share repurchase program (the “Share Repurchase Program”), shares are redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. “Capital Transactions”  included in this supplement for additional information for additional information.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Distribution and Shareholder Servicing Fees

The Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. “Related Party Transactions.” The Company records the distribution and shareholder servicing fees, which accrue daily, in the Company’s condensed consolidated statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. “Borrowings”) are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the Company’s condensed consolidated statements of operations.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, offering expenses, distribution and shareholder servicing fees, Expense Support (reimbursement) and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such expenses are attributable to the particular share classes, as determined by the Company’s board of directors, the Company’s governing agreements and, in certain cases, expenses which are specifically identifiable to a share class.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Net Investment Income per Share and Net Increase in Net Assets Resulting from Operations per Share

Net investment income per share and net increase in net assets resulting from operations per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company’s board of directors has declared and intends to continue to declare distributions based on monthly record dates. The Company’s distributions are paid in the same month as the declared record date. Distributions are made on all classes of the Company’s shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Reclassifications

Certain reclassifications have been made to the condensed consolidated statement of operations and condensed consolidated statement of cash flows for the six months ended June 30, 2022 to conform with the current year presentation. There was no impact on the Company’s consolidated net income, net change in net assets resulting from operations, net cash used in operations or net cash provided by financing activities as a result of the reclassifications.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, “Income Taxes.” The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the Company’s condensed consolidated statements of operations.

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the “qualifying income exception”). As a partnership, the individual shareholders are responsible for their proportionate share of the Company’s taxable income.

The Company holds certain equity investments in taxable subsidiaries (the “Taxable Subsidiaries”). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are “pass through” entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries’ ownership of certain portfolio investments. The income tax expense, or benefit, and related tax assets and liabilities are reflected in the Company’s condensed consolidated financial statements. See Note 9. “Income Taxes”  included in this supplement for additional information.

During the quarter and six months ended June 30, 2023 and 2022, the Company did not incur any material interest or penalties. Tax years ending December 31, 2019 and forward remain subject to examination by taxing authorities.

3. Investments

In March 2023, the Company, through a wholly-owned subsidiary, acquired an approximately 95% equity ownership interest in Tacmed Holdings, LLC (“TacMed”) for consideration of approximately $77.0 million, subject to certain post-closing adjustments (the “Acquisition”). Additionally, on the closing date of the Acquisition, the Company, through a wholly-owned subsidiary, made a debt investment of approximately $29.0 million in the form of a senior secured note issued by TacMed.

On June 30, 2023, the Company made additional senior debt investments in Lawn Doctor of approximately $29.5 million and Vektek of approximately $25.0 million.

The Company’s investment portfolio is summarized as follows as of June 30, 2023 and December 31, 2022 (in thousands):

	As of June 30, 2023
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior secured debt
First lien	$185,090	$185,090	22.7%	21.9%
Second lien	75,342	75,342	9.3	8.9
Total senior secured debt	260,432	260,432	32.0	30.8
Equity	376,794	503,497	61.8	59.6
U.S. Treasury Bills	50,167	50,187	6.2	6.0
Total investments	$687,393	$814,116	100.0%	96.4%

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

	As of December 31, 2022
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior secured debt
First lien	$101,600	$101,600	14.6%	14.3%
Second lien	75,342	75,342	10.8	10.6
Total senior secured debt	176,942	176,942	25.4	24.9
Equity	299,959	411,895	59.3	58.1
U.S. Treasury Bills	106,216	106,242	15.3	15.0
Total investments	$583,117	$695,079	100.0%	98.0%

Collectively, the Company’s debt investments accrue interest at a weighted average per annum rate of 12.1% and have weighted average remaining years to maturity of 4.4 years as of June 30, 2023. The note purchase agreements contain customary covenants and events of default. As of June 30, 2023, all of the Company’s portfolio companies were in compliance with their respective debt covenants. As of June 30, 2023 and December 31, 2022, none of the Company’s debt investments were on non-accrual status.

The industry dispersion of the Company’s portfolio company investments, based on fair value, as of June 30, 2023 and December 31, 2022 were as follows:

Industry	June 30, 2023	December 31, 2022
Healthcare Supplies	22.1%	9.9%
Engineered Products	19.1	18.2
Commercial and Professional Services	14.5	13.8
Real Estate Services	9.5	12.8
Visual Safety Solutions	8.9	12.6
Information Services and Advisory Solutions	8.4	10.2
Sanitation Products	7.8	8.9
Hobby Goods and Supplies	4.3	6.9
Business Services	5.4	6.7
Total	100.0%	100.0%

All investment positions held at June 30, 2023 and December 31, 2022 were denominated in U.S. dollars and located in the United States based on their country of domicile.

Summarized Portfolio Company Financial Information

The Company had four significant portfolio companies in which it owned a controlling equity interest during the quarter and six months ended June 30, 2023 and 2022. The following tables present unaudited summarized operating data for the quarter and six months ended June 30, 2023 and 2022, and summarized balance sheet data as of June 30, 2023 (unaudited) and December 31, 2022 for these portfolio companies (in thousands):

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Polyform

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$4,016	$7,642	$8,119	$13,465
Expenses	(4,301)	(6,205)	(8,674)	(11,596)
(Loss) income before taxes	(285)	1,437	(555)	1,869
Income tax benefit (expense)	81	(410)	158	(534)
Net (loss) income	$(204)	$1,027	$(397)	$1,335

	As of June 30, 2023	As of December 31, 2022
Current assets	$9,102	$9,532
Non-current assets	26,333	27,263
Current liabilities	1,349	1,463
Non-current liabilities	21,411	21,484
Stockholders’ equity	12,675	13,848
Ownership percentage(1)	87%	87%

FOOTNOTE:

(1)     Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

Clarion

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$3,261	$2,814	$6,588	$6,433
Expenses	(3,055)	(3,210)	(6,261)	(6,043)
Income (loss) before taxes	206	(396)	327	390
Income tax (expense) benefit	(58)	115	(92)	(113)
Net income (loss)	$148	$(281)	$235	$277

	As of June 30, 2023	As of December 31, 2022
Current assets	$3,295	$3,399
Non-current assets	69,140	69,685
Current liabilities	510	457
Non-current liabilities	22,500	22,500
Stockholders’ equity	49,425	50,127
Ownership percentage(1)	98%	98%

FOOTNOTE:

(1)     Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Douglas Machines Corp.

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$9,576	$8,047	$18,007	$13,446
Expenses	(8,762)	(6,883)	(16,606)	(12,707)
Income before taxes	814	1,164	1,401	739
Income tax expense	(37)	(285)	(175)	(181)
Net income	$777	$879	$1,226	$558

	As of June 30, 2023	As of December 31, 2022
Current assets	$11,744	$11,650
Non-current assets	47,130	47,614
Current liabilities	4,711	5,431
Non-current liabilities	15,768	15,939
Stockholders’ equity	38,395	37,894
Ownership percentage(1)	90%	90%

FOOTNOTE:

(1)     Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

Vektek Holdings, LLC

The Company acquired its investments in Vektek Holdings, LLC (“Vektek”) in May 2022.

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$9,365	$5,415	$19,786	$5,415
Expenses	(9,392)	(6,552)	(19,048)	(6,552)
(Loss) income before taxes	(27)	(1,137)	738	(1,137)
Income tax expense	(1)	(8)	(14)	(8)
Net (loss) income	$(28)	$(1,145)	$724	$(1,145)

	As of June 30, 2023	As of December 31, 2022
Current assets	$15,156	$14,832
Non-current assets	100,762	101,917
Current liabilities	2,301	2,536
Non-current liabilities	49,750	48,654
Stockholders’ equity	63,867	65,559
Ownership percentage(1)	84%	84%

FOOTNOTE:

(1)     Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

4. Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies,” as follows as of June 30, 2023 and December 31, 2022 (in thousands):

	As of June 30, 2023				As of December 31, 2022
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$—	$—	$260,432	$260,432	$—	$—	$176,942	$176,942
Equity	—	—	503,497	503,497	—	—	411,895	411,895
U.S. Treasury Bills	50,187	—	—	50,187	106,242	—	—	106,242
Total Investments	$50,187	$—	$763,929	$814,116	$106,242	$—	$588,837	$695,079

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of June 30, 2023 and December 31, 2022 were as follows (in thousands):

June 30, 2023
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$205,942	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	10.5% – 13.3% (11.9%) 6.9x – 13.5x (9.9x) 6.5x – 13.0x (10.9x)	Decrease Increase Increase
	54,490	Transaction Precedent	Transaction Price	N/A	N/A
Equity	503,497	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	10.5% – 13.3% (11.9%) 6.9x – 13.5x (9.9x) 6.5x – 13.0x (10.9x)	Decrease Increase Increase
Total	$763,929

December 31, 2022
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$176,942	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	9.8% – 13.8% (11.6%) 6.5x – 13.2x (9.8x) 6.5x – 13.0x (10.8x)	Decrease Increase Increase
Equity	411,895	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	9.8% – 13.8% (11.6%) 6.5x – 13.2x (9.8x) 6.5x – 13.0x (10.8x)	Decrease Increase Increase
Total	$588,837

FOOTNOTES:

(1)	Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.

(2)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

The preceding tables include the significant unobservable inputs as they relate to the Company’s determination of fair values for its investments categorized within Level 3 as of June 30, 2023 and December 31, 2022. In addition to the techniques and inputs noted in the tables above, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following tables provide a reconciliation of investments for which Level 3 inputs were used in determining fair value for the six months ended June 30, 2023 and 2022 (in thousands):

	Six Months Ended June 30, 2023
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2023	$176,942	$411,895	$588,837
Additions	83,490	77,000	160,490
Return of capital(1)	—	(165)	(165)
Net change in unrealized appreciation(2)	—	14,767	14,767
Fair value balance as of June 30, 2023	$260,432	$503,497	$763,929
Change in net unrealized appreciation on investments held as of June 30, 2023(2)	$—	$14,767	$14,767

	Six Months Ended June 30, 2022
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2022	$152,542	$303,455	$455,997
Additions	24,400	62,050	86,450
Return of capital(1)	—	(237)	(237)
Net change in unrealized appreciation(2)	—	17,284	17,284
Fair value balance as of June 30, 2022	$176,942	$382,552	$559,494
Change in net unrealized appreciation on investments held as of June 30, 2022(2)	$—	$17,284	$17,284

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

FOOTNOTES:

(1)	Represents portion of distributions received which were accounted for as a return of capital. See Note 2. “Significant Accounting Policies” included in this supplement for additional information on the accounting treatment of distributions from portfolio companies.

(2)	Included in net change in unrealized appreciation on investments in the condensed consolidated statements of operations.

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, receive fees and compensation in connection with the Public Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Managing Dealer

Commissions — The Company pays CNL Securities Corp. (the “Managing Dealer”), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Follow-On Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Dealer Manager Fee — The Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Follow-On Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.

Distribution and Shareholder Servicing Fee — The Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee, subject to certain limits, that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Offering Costs — The Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the offering costs (other than selling commissions and dealer manager fees) they have incurred on the Company’s behalf only to the extent that such expenses do not exceed 1.5% of the cumulative gross proceeds from the Public Offerings. The Company incurred an obligation to reimburse the Manager and Sub-Manager for offering costs based on actual amounts raised through the Public Offerings of approximately $1.0 million and $0.7 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $2.0 million and $1.2 million during the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, the Manager and the Sub-Manager had incurred approximately $0.8 million of offering costs on behalf of the Company in connection with the Public Offerings in excess of the reimbursement limitation. These costs will be recognized by the Company in future periods as the Company receives future offering proceeds from the Follow-On Public Offering to the extent such costs are within the 1.5% limitation.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $3.2 million and $2.1 million during the quarters ended June 30, 2023 and 2022, respectively, and approximately $5.8 million and $4.0 million during the six months ended June 30, 2023 and 2022, respectively.

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company’s average gross assets and (y) the ratio of Non-founder shares Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company’s average gross assets and (y) the ratio of outstanding Founder shares Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company’s gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company’s assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. “Adjusted Capital” is defined as cumulative proceeds generated from sales of the Company’s shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of upfront selling commissions and dealer manager fees (“sales load”), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, and adjusted for share conversions, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $1.3 million and $1.7 million during the quarters ended June 30, 2023 and 2022, respectively, and $5.0 million and $4.6 million during the six months ended June 30, 2023 and 2022, respectively.

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company accrues (but does not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and performs a final reconciliation and makes required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Total Return to Shareholders” for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms “Total Return to Non-founder Shareholders” and “Total Return to Founder Shareholders” means the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

(1)	No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the “Annual Preferred Return”).

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

●	As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the Annual Preferred Return, but is less than or equal to 8.75%, or the “Non-founder breakpoint,” in any calendar year, will be payable to the Manager (“Non-founder Catch Up”). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.
●	As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the Annual Preferred Return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager (“Founder Catch Up”). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.

●	For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

●	For purposes of calculating the Total Return to Shareholders, the change in the Company’s net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company’s assets, provided such adjustment is approved by the Company’s board of directors. If, as of each calendar year end, the Company’s net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company’s net asset value for such share class in excess of the High Water Mark, and (B) if the Company’s net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company’s per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company’s per share net asset value will be included in the calculation of Total Return to Shareholders for such share class. With respect to the calculation of Total Return to Shareholders, the following tables provides the applicable High Water Marks for the years ended December 31, 2023 and 2022:

For the year ended:	Class FA	Class A	Class T	Class D	Class I	Class S
December 31, 2023	$34.90	$32.45	$32.46	$32.11	$32.88	$35.39
December 31, 2022	32.62	30.78	30.66	30.35	31.18	32.84

For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

Reimbursement to Manager and Sub-Manager for Operating Expenses and Pursuit Costs — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company’s activities, acquisitions, dispositions, financings and business, subject to the terms of the Company’s limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager, as amended, (the “Expense Support and Conditional Reimbursement Agreement”), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company’s annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company’s distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the “Expense Support”).

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager. Expense support is paid by the Manager and Sub-Manager annually in arrears.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the “Conditional Reimbursements”) as described further in the Expense Support and Conditional Reimbursement Agreement. The Company’s obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, the Company has received cumulative Expense Support of approximately $5.1 million. Of the Expense Support received as of June 30, 2023, approximately $4.3 million had been reimbursed and approximately $0.2 million was no longer eligible for reimbursement. As of June 30, 2023, the remaining amount of Expense Support collected from the Manager and Sub-Manager subject to reimbursement was approximately $0.7 million, of which the Company had accrued reimbursement of approximately $0.6 million during the six months ended June 30, 2023. Management believes that Expense Support reimbursement payments by the Company to the Manager and Sub-Manager for unreimbursed Expense Support in excess of this accrual amount are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement as of June 30, 2023.

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.4 million shares as of June 30, 2023 and 2022. These individuals and entities received distributions from the Company of approximately $0.1 million during each of the quarters ended June 30, 2023 and 2022, respectively, and $0.2 million during the six months ended June 30, 2023 and 2022, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Related party fees and expenses incurred for the quarter and six months ended June 30, 2023 and 2022 are summarized below (in thousands):

		Quarter Ended June 30,		Six Months Ended June 30,
Related Party	Source Agreement & Description	2023	2022	2023	2022
Managing Dealer	Managing Dealer Agreement: Commissions	$694	$483	$1,336	$770
	Dealer manager fees	152	253	416	401
	Distribution and shareholder servicing fees	294	180	563	339
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement: Offering expense reimbursement(1)(2)	1,047	716	1,951	1,246
	Base management fees(1)	3,174	2,129	5,837	3,992
	Total return incentive fees(1)	1,332	1,741	4,967	4,633
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement: Expense Support	355	—	—	—
	Reimbursement of Expense Support	402	722	644	2,352
Manager	Administrative Services Agreement: Reimbursement of third-party operating expenses(1)	23	35	48	57
Sub-Manager	Sub-Management Agreement: Reimbursement of third-party pursuit costs(1)(3)	361	179	546	339

FOOTNOTES:

(1)	Expenses subject to Expense Support, if applicable. There was no Expense Support recorded for the six months ended June 30, 2023 and 2022.

(2)	Offering expense reimbursements are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months.

(3)	Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

The following table presents amounts due to related parties net as of June 30, 2023 and December 31, 2022 (in thousands):

	June 30, 2023	December 31, 2022
Due to related parties:
Total return incentive fees	$(4,967)	$(11,456)
Reimbursement of Expense Support	(644)	(2,449)
Base management fees	(1,079)	(864)
Offering expenses	(386)	(331)
Distribution and shareholder servicing fees	(98)	(84)
Reimbursement of third-party operating expenses and pursuit costs	(14)	(425)
Total due to related parties	$(7,188)	$(15,609)

6. Distributions

The Company’s board of directors declared distributions on a monthly basis in each of the six months ended June 30, 2023 and 2022 (six record dates). The Company’s distributions declared prior to December 2022 were paid on a monthly basis one month in arrears. The Company’s distributions declared beginning in December 2022 are paid in the same month as the declared record date. The following table reflects the total distributions declared during the six months ended June 30, 2023 and 2022 (in thousands except per share data):

	Six Months Ended June 30,
	2023			2022
Distribution Period	Distributions Declared(1)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)	Distributions Declared(1)(2)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)
First Quarter	$6,601	$2,590	$4,011	$4,928	$1,630	$3,298
Second Quarter	7,195	2,976	4,219	5,259	1,819	3,440
	$13,796	$5,566	$8,230	$10,187	$3,449	$6,738

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

FOOTNOTES:

(1)	The Company’s board of directors declared distributions per share on a monthly basis. See Note 12. “Financial Highlights” included in this supplement for additional information on our distributions declared by share class. Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2023 - June 30, 2023	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2022 - June 30, 2022	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2)	Amounts based on distribution record date.

The sources of declared distributions on a GAAP basis were as follows (in thousands):

	Six Months Ended June 30,
	2023		2022
	Amount	% of Distributions Declared	Amount	% of Distributions Declared
Net investment income(1)	$11,512	83.4%	$7,431	72.9%
Distributions in excess of net investment income(2)	2,284	16.6	2,756	27.1
Total distributions declared	$13,796	100.0%	$10,187	100.0%

FOOTNOTES:

(1)	Net investment income includes Expense Support reimbursement, net of $644 and $2,352 for the six months ended June 30, 2023 and 2022, respectively. See Note 5. “Related Party Transactions” included in this supplement for additional information.

(2)	Consists of distributions made from offering proceeds for the periods presented.

In June 2023, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on July 26, 2023 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

7. Capital Transactions

Public Offerings

Under the Follow-On Public Offering, the Company has offered and continues to offer up to $1.0 billion of shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Follow-On Public Offering, uses its best effort but is not required to sell any specific amount of shares. The Company is offering, in any combination, four classes of shares in the Follow-On Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in shares. There are differing selling fees and commissions for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The public offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company’s board of directors. As of June 30, 2023, the public offering price was $35.75 per Class A share, $34.31 per Class T share, $32.34 per Class D share and $33.16 per Class I share.

The Company is also offering, in any combination, up to $100.0 million of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan.

See Note 13. “Subsequent Events” included in this supplement for additional information related to the Follow-On Public Offering.

The following tables summarize the total shares issued and proceeds received by share class in connection with the Public Offerings, excluding shares repurchased through the Share Repurchase Program described further below, for the six months ended June 30, 2023 and 2022 (in thousands except per share data):

	Six Months Ended June 30, 2023
	Proceeds from Public Offerings				Distributions Reinvested		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(2)	Net Proceeds to Company	Shares Issued	Proceeds to Company	Shares Issued	Net Proceeds to Company(3)	Average Net Proceeds per Share
Class A	1,078	$36,340	$(1,069)	$35,271	34	$1,124	1,112	$36,395	$32.75
Class T	429	14,684	(683)	14,001	26	843	455	14,844	32.67
Class D	343	11,067	—	11,067	21	692	364	11,759	32.37
Class I	2,049	67,988	—	67,988	88	2,907	2,137	70,895	33.17
	3,899	$130,079	$(1,752)	$128,327	169	$5,566	4,068	$133,893	$32.93

	Six Months Ended June 30, 2022
	Proceeds from Public Offerings				Distributions Reinvested(1)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(2)	Net Proceeds to Company	Shares Issued	Proceeds to Company	Shares Issued	Net Proceeds to Company	Average Net Proceeds per Share
Class A	276	$9,250	$(659)	$8,591	25	$780	301	$9,371	$31.15
Class T	342	11,154	(512)	10,642	17	522	359	11,164	31.14
Class D	360	11,093	—	11,093	11	352	371	11,445	30.78
Class I	1,633	51,600	—	51,600	53	1,662	1,686	53,262	31.57
	2,611	$83,097	$(1,171)	$81,926	106	$3,316	2,717	$85,242	$31.36

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

FOOTNOTES:

(1)	Amounts are based on distribution reinvestment date. Distributions declared during the six months ended June 30, 2022 were paid or reinvested one month in arrears.

(2)	The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through the Public Offerings. See Note 5. “Related Party Transactions” included in this supplement for additional information regarding up-front selling commissions and dealer manager fees.

(3)	Approximately $25.4 million of net proceeds for shares sold and issued on June 30, 2023, was received in cash in July 2023.

Share Repurchase Program

In accordance with the Share Repurchase Program, the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares is limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company’s trailing four quarters). At the sole discretion of the Company’s board of directors, the Company may use sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the six months ended June 30, 2023 and 2022, the Company received requests for the repurchase of approximately $8.8 million and $16.1 million, respectively, of the Company’s common shares. The Company’s board of directors approved the repurchase requests.

The following table summarizes the shares repurchased during the six months ended June 30, 2023 and 2022 (in thousands except per share data):

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA	24	$861	$35.30
Class A	47	1,541	32.71
Class T	12	379	32.68
Class D	11	340	32.35
Class I	169	5,609	33.16
Class S	2	84	35.86
Six Months Ended June 30, 2023	265	$8,814	$33.25

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA	282	$9,366	$33.21
Class A	19	592	31.28
Class T	5	157	30.90
Class D	14	423	30.94
Class I	172	5,486	31.77
Class S	1	28	33.74
Six Months Ended June 30, 2022	493	$16,052	$32.55

As of June 30, 2023 and December 31, 2022, the Company had a payable for shares repurchased of approximately $6.3 million and $2.4 million, respectively, which were paid in July and January 2023, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

During the six months ended June 30, 2023, approximately 80,000 Class T shares were converted to approximately 80,000 Class A shares at an average conversion rate of 1.00. During the six months ended June 30, 2022, approximately 19,000 Class T shares were converted to approximately 19,000 Class A shares at an average conversion rate of 1.00.

8. Borrowings

In August 2022, the Company entered into a loan agreement (the “2022 Loan Agreement”) and related promissory note with First Horizon Bank for a $50.0 million revolving line of credit (the “2022 Line of Credit”). In connection with the 2022 Loan Agreement, the Company was required to pay a total commitment fee to First Horizon Bank of $0.25 million, of which $0.13 million was paid during the six months ended June 30, 2023. The 2022 Line of Credit is available for advances through August 2023.

The Company is required to pay a fee to First Horizon with each advance under the 2022 Line of Credit in the amount equal to 0.05% of the amount of each borrowing. The Company is also required to pay interest on the borrowed amount at a rate per year equal to the 30-day Secured Overnight Financing Rate (“SOFR”) plus 2.75%. Interest payments are due monthly in arrears. Furthermore, the Company is required to pay a quarterly unused line fee when the average outstanding balance of the 2022 Line of Credit is less than $25.0 million. Unused line fees are due quarterly in arrears.

The Company may prepay, without penalty, all or any part of the borrowings under the 2022 Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. Under the 2022 Loan Agreement, the Company is required to comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by certain subsidiaries. Additionally, the Company has a covenant related to its fair market value of investments as a multiple of borrowings outstanding.

In connection with the 2022 Loan Agreement, the Company entered into a pledge and security agreement (“Pledge Agreement”) in favor of the lender under the 2022 Line of Credit. Under the Pledge Agreement, the Company is required to contribute proceeds from the Follow-On Public Offering to pay down the outstanding debt to the extent there are any borrowings outstanding under the 2022 Loan Agreement.

The Company had not borrowed any amounts under the 2022 Line of Credit as of June 30, 2023.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

9. Income Taxes

The Company incurs income tax expense (benefit) related to its Taxable Subsidiaries. The components of income tax expense (benefit) were as follows during the quarter and six months ended June 30, 2023 and 2022 (in thousands):

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Current tax benefit	$27	$334	$—	$116
Deferred tax expense	630	(113)	2,154	583
Total income tax expense	$657	$221	$2,154	$699

The effective tax rate for the six months ended June 30, 2023 and 2022 was 8.2% and 2.8%, respectively. The primary items giving rise to the difference between the 21.0% federal statutory rate applicable to corporations and the effective tax rates are due to state taxes and the benefits of the partnership structure.

Significant components of the Company’s deferred tax assets and liabilities as of June 30, 2023 and December 31, 2022 were as follows (in thousands):

	June 30, 2023	December 31, 2022
Deferred tax assets:
Carryforwards for net operating loss	$1,055	$770
Other	66	27
Valuation Allowance	(108)	(60)
Total deferred tax assets	1,013	737
Deferred tax liabilities:
Unrealized appreciation on investments	(7,414)	(4,984)
Total deferred tax liabilities	(7,414)	(4,984)
Deferred tax liabilities, net	$(6,401)	$(4,247)

10. Concentrations of Risk

The Company had four portfolio companies which met at least one of the significance tests under Rule 10-01(b) of Regulation S-X for at least one of the periods presented in the condensed consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company’s results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

11. Commitments & Contingencies

See Note 5. “Related Party Transactions” included in this supplement for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of offering costs under the Public Offerings and for the reimbursement of Expense Support.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its businesses. As of June 30, 2023, the Company was not involved in any legal proceedings.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company. However, based on experience, the Company expects that risk of loss to be remote.

12. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the six months ended June 30, 2023 and 2022 (in thousands except per share data):

	Six Months Ended June 30, 2023
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$34.90	$32.45	$32.46	$32.11	$32.88	$35.39
Net investment income, before Expense Support (reimbursement)(1)	0.82	0.43	0.34	0.42	0.46	0.79
Expense Support (reimbursement)(1)(2)	(0.14)	—	—	—	—	—
Net investment income(1)	0.68	0.43	0.34	0.42	0.46	0.79
Net realized and unrealized gains, net of taxes(1)(3)	0.56	0.57	0.56	0.55	0.56	0.56
Net increase resulting from investment operations	1.24	1.00	0.90	0.97	1.02	1.35
Distributions to shareholders(4)	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)	(0.63)
Net decrease resulting from distributions to shareholders	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)	(0.63)
Net Asset Value, End of Period	$35.51	$32.82	$32.86	$32.52	$33.27	$36.11

Net assets, end of period	$149,848	$109,609	$88,905	$75,127	$357,356	$63,659
Average net assets(5)	$149,437	$83,585	$83,426	$67,973	$319,159	$63,169
Shares outstanding, end of period	4,220	3,340	2,706	2,310	10,741	1,763
Weighted average shares outstanding, end of period	4,236	2,554	2,551	2,100	9,624	1,765
Distributions declared	$2,647	$1,590	$1,274	$1,179	$6,003	$1,103
Total investment return based on net asset value before total return incentive fee(6)	3.89%	3.67%	3.45%	3.75%	3.81%	4.26%
Total investment return based on net asset value after total return incentive fee(6)	3.46%	3.09%	2.79%	3.05%	3.11%	3.83%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee	0.62%	1.91%	1.97%	1.72%	1.55%	0.67%
Total operating expenses before Expense Support (reimbursement)	1.00%	2.65%	2.66%	2.47%	2.31%	1.08%
Total operating expenses after Expense Support (reimbursement)	1.41%	2.65%	2.66%	2.47%	2.32%	1.08%
Net investment income before total return incentive fee(8)	2.30%	2.06%	1.73%	2.05%	2.14%	2.62%
Net investment income	1.92%	1.32%	1.04%	1.29%	1.38%	2.20%

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

	Six Months Ended June 30, 2022
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$32.62	$30.78	$30.66	$30.35	$31.18	$32.84
Net investment income before Expense Support (reimbursement)(1)	0.85	0.49	0.33	0.38	0.46	0.81
Expense Support (reimbursement)(1)(2)	(0.29)	(0.18)	—	—	(0.13)	—
Net investment income(1)	0.56	0.31	0.33	0.38	0.33	0.81
Net realized and unrealized gains, net of taxes(1)(3)	0.99	1.00	0.98	0.98	1.01	0.99
Net increase resulting from investment operations	1.55	1.31	1.31	1.36	1.34	1.80
Distributions to shareholders(4)	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)	(0.63)
Net decrease resulting from distributions to shareholders	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)	(0.63)
Net Asset Value, End of Period	$33.54	$31.46	$31.47	$31.15	$31.89	$34.01

Net assets, end of period	$143,454	$55,433	$61,152	$42,574	$220,797	$60,034
Average net assets(5)	$148,510	$49,761	$52,814	$35,100	$191,764	$58,791
Shares outstanding, end of period	4,277	1,762	1,943	1,367	6,924	1,765
Weighted average shares outstanding, end of period	4,488	1,597	1,701	1,141	6,072	1,766
Distributions declared	$2,806	$997	$849	$641	$3,790	$1,104
Total investment return based on net asset value before total return incentive fee(6)	5.31%	5.25%	5.27%	5.50%	5.27%	6.13%
Total investment return based on net asset value after total return incentive fee(6)	4.68%	4.27%	4.30%	4.53%	4.32%	5.51%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee	0.68%	1.59%	2.10%	2.02%	1.70%	0.77%
Total operating expenses before Expense Support (reimbursement)	1.19%	2.64%	3.17%	3.15%	2.75%	1.37%
Total operating expenses after Expense Support (reimbursement)	2.06%	3.20%	3.17%	3.15%	3.16%	1.37%
Net investment income before total return incentive fee(8)	2.20%	2.05%	2.14%	2.38%	2.10%	3.02%
Net investment income	1.69%	1.00%	1.06%	1.25%	1.04%	2.42%

FOOTNOTES:

(3)	The per share amounts presented are based on weighted average shares outstanding.

(2)	Expense Support (reimbursement) is accrued throughout the year and is subject to a final calculation as of the last business day of the calendar year.

(3)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating fair values for the portfolio investments.

(4)	The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(5)	The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(6)	Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class, including Class S shares which do not participate in the distribution reinvestment plan. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. “Related Party Transactions” included in this supplement for additional information. See footnote (8) below for information regarding the percentage of total incentive fees covered by expense support by share class for all periods presented. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares.

(7)	Actual results may not be indicative of future results. Additionally, an individual investor’s ratios may vary from the ratios presented for a share class as a whole.

(8)	Amounts represent net investment income before total return incentive fee and related expense support as a percentage of average net assets. For the six months ended June 30, 2023 and 2022, none of the total return incentive fees were covered by Expense Support.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

13. Subsequent Events

Distributions

In July 2023, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on August 25, 2023 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In July 2023, the Company’s board of directors approved new per share offering prices for each share class in the Follow-On Public Offering. The new offering prices are effective as of July 31, 2023. The following table provides the new offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective July 31, 2023:
Offering Price, Per Share	$35.87	$34.50	$32.52	$33.27
Selling Commissions, Per Share	2.15	1.04	—	—
Dealer Manager Fees, Per Share	0.90	0.60	—	—

Capital Transactions

During the period July 1, 2023 through August 9, 2023, the Company received additional net proceeds from the Follow-On Public Offering and distribution reinvestment plan of the following (in thousands except per share data):

	Proceeds from Follow-On Public Offering				Distribution Reinvestment Plan		Total
Share Class	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Gross Proceeds	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	429	$14,580	$(486)	$14,094	8	$248	437	$14,342	$32.82
Class T	49	1,686	(78)	1,608	5	150	54	1,758	32.86
Class D	82	2,660	—	2,660	4	129	86	2,789	32.52
Class I	317	10,552	—	10,552	16	560	333	11,112	33.27
	877	$29,478	$(564)	$28,914	33	$1,087	910	$30,001	$32.96

Investments

The Company made an additional equity investment in Auriemma U.S. Roundtables (“Roundtables”) of approximately $1.1 million in August 2023.